Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

PREVAIL THERAPEUTICS INC.

at

$22.50 per share, net in cash, plus one non-transferable contingent value right per share, which represents the right to receive a contingent cash payment of up to $4.00 per share upon the achievement of a specified milestone by

TYTO ACQUISITION CORPORATION,

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 21, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Prevail Therapeutics Inc., a Delaware corporation (“Prevail”), in exchange for (a) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated December 14, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Prevail, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Prevail pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Prevail continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share, including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Prevail equity incentive plan, program or arrangement, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Prevail (or held in Prevail’s treasury) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any wholly owned subsidiary of Lilly immediately prior to the Effective Time, or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be cancelled and converted into the right to receive the Offer Price from Purchaser (the “Merger Consideration”).

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (1) the Minimum Tender Condition (as defined below Section 15 — “Conditions of the Offer”) and (2) the Antitrust Condition (as

defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of Prevail (the “Prevail Board”) has unanimously: (1) approved, declared advisable and adopted the Merger Agreement; (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are fair to, and in the best interests of, Prevail and the holders of the Shares; and (3) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page i of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-866-277-8239

Via Email: PREVAIL@GEORGESON.COM

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 –“Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer also may be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Prevail contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Lilly and Purchaser by Prevail or has been taken from, or is based upon, publicly available documents or records of Prevail on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Lilly and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as described in Section 15 — “Conditions of the Offer”), all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Prevail.

Price Offered Per Share	(a) $22.50, net to the seller in cash, without interest and less any applicable tax withholding (the “Closing Amount”), plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of a CVR agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the Closing Amount, plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”).

Scheduled Expiration of Offer	One minute past 11:59 p.m., Eastern time, on January 21, 2021, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Tyto Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company.

Prevail Board Recommendation:	The Prevail Board unanimously recommends that the holders of Shares tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Tyto Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly, which was formed solely for the purpose of facilitating an acquisition of Prevail by Lilly, is offering to buy all Shares in exchange for the Offer Price.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Lilly. We use the term “Purchaser” to refer to Tyto Acquisition Corporation alone, the term “Lilly” to refer to Eli Lilly and Company alone and the term “Prevail” to refer to Prevail Therapeutics Inc.

See Section 8 — “Certain Information Concerning Lilly and Purchaser.”

i

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Prevail. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, Prevail will become a wholly-owned subsidiary of Lilly. In addition, we will cause the Shares to be delisted from The Nasdaq Stock Market LLC (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay (a) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable CVR, which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of a CVR agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028.

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 — “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. Prevail, Lilly and Purchaser have entered into an Agreement and Plan of Merger, dated December 14, 2020 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Prevail, with Prevail surviving such merger as a wholly-owned subsidiary of Lilly if the Offer is completed (such merger, the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What is the CVR and how does it work?

Each CVR represents a non-tradable contractual contingent right to receive a cash payment of up to $4.00, without interest and less any required tax withholding (such amount, or such lesser amount as determined in accordance with the terms and conditions of such CVR and summarized below, the “Milestone Payment”) in accordance with the terms of a Contingent Value Rights Agreement to be entered into among Lilly, Purchaser and a rights agent mutually agreeable to Lilly and Prevail (the “CVR Agreement”). The Milestone Payment is payable (subject to certain terms and conditions) upon the receipt by Lilly or any of its affiliates, licensees or rights transferees prior to December 1, 2028, of all regulatory approvals required to initiate the marketing and sale of any of Prevail’s gene therapy products being researched or developed by Prevail as of the Effective Time pursuant to any of the programs known by Prevail as of immediately prior to the Effective Date as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 or PR014, including any form or formulation, and any improvement or enhancement, of such product, in any of the United States, United Kingdom, Germany, France, Spain, Italy or Japan (the “Milestone”). If the Milestone is achieved prior to December 31, 2024, the Milestone Payment will be $4.00. If the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

The right to payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Lilly, Purchaser, or Prevail. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. Holders of CVRs will have no greater rights against Lilly than those accorded to general, unsecured creditors under applicable law. For more information on CVRs, see Section 11 — “The Merger Agreement; Other Agreements.”

Is it possible that no payment will become payable to the holders of the CVRs?

Yes. It is possible that the Milestone described above will not be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and no payment with respect to your CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. The CVR Agreement requires Lilly to undertake “Commercially Reasonable Efforts” (as defined in the CVR Agreement) to achieve the Milestone, but there can be no assurance that the Milestone will be achieved or that the payment described above will be made.

For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements.”

May I transfer my CVRs?

The CVRs will not be transferable except:

•	upon death of a holder by will or intestacy;

•	pursuant to a court order;

•

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

•

in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Depository Trust Company; or

•	to Purchaser in connection with the abandonment of such CVR by the applicable holder.

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash and CVRs in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs. Lilly intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration in the Offer or the Merger. See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $880 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and to provide funding for the Merger. In addition, Lilly will need approximately $160 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestone is achieved. Lilly has or will have available to it, through a variety of sources, including cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. The Offer is not conditioned upon Lilly’s or the Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash);

•

through Lilly, we will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger, as well as the funds available to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 — “Conditions of the Offer,” including, among other conditions, the Minimum Tender Condition. The “Minimum Tender Condition” means that there shall have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to the Shares then beneficially owned by Lilly, Purchaser or any other subsidiary of Lilly, would represent a majority of the Shares outstanding as of the consummation of the Offer. See Section 15 — “Conditions of the Offer.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute past 11:59 p.m., Eastern time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means January 21, 2021, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional period of time to tender your Shares.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides:

(i)    if, at the scheduled Expiration Date, any Offer Condition (as defined in Section 15 — “Conditions of the Offer”), other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser shall extend the Offer for one or more consecutive increments of up to ten business days each, until such time as such conditions have been satisfied or waived;

(ii)    Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer; and

(iii)    if, at the scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by Prevail, Purchaser shall), extend the Offer for one or more consecutive increments of such duration as requested by Prevail (or if not so requested, as determined by Purchaser) but not more than ten business days each (or for such longer period as may be agreed between Prevail and Lilly); provided that Prevail may not request Purchaser to, and Purchaser shall not, extend the Offer on more than three occasions.

In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with Prevail’s consent. The “Outside Date” means April 13, 2021, unless otherwise extended pursuant to the terms of the Merger Agreement, as summarized below in Section 11 — “The Merger Agreement; Other Agreements — Termination.”

See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

No, the Merger Agreement does not provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act without the prior written consent of Prevail.

See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

v

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute past 11:59 p.m., Eastern time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Tender Condition (as defined below in Section 15 — “Conditions of the Offer”);

•	the Antitrust Condition (as defined below in Section 15 — “Conditions of the Offer”);

•

the accuracy of Prevail’s representations and warranties set forth in the Merger Agreement, and the performance of Prevail’s covenants set forth in the Merger Agreement, in each case in certain respects, to specified standards of materiality; and

•

no order, decree or ruling by any court of competent jurisdiction or other governmental authority or other action restraining, enjoining or otherwise prohibiting the Offer or the Merger shall be in effect.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates or book entry at the agent, you may tender your Shares in the Offer by delivering the certificates representing your Shares (if applicable), together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents), to the Depositary, not later than the Expiration Date. If you hold your Shares through a bank or broker and they are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, Prevail stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., Eastern time, on the Expiration Date. In addition, for Prevail stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. Prevail stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate Closing Amount for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute past 11:59 p.m., Eastern time, on the Expiration Date. In addition, if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after February 20, 2021, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of Prevail?

Yes. The Prevail Board has unanimously: (1) approved, declared advisable and adopted the Merger Agreement; (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are fair to, and in the best interests of, Prevail and the holders of the Shares; and (3) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Descriptions of the reasons for the Prevail Board’s recommendation and approval of the Offer are set forth in Prevail’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer” and “Recommendation of the Company Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will Prevail continue as a public company?

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, Prevail will be a wholly-owned subsidiary of Lilly. Following the Merger, we will cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will a meeting of Prevail’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer many exclude any excluded stock;

•

immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of Prevail’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and there are no legal restraints preventing or prohibiting the Merger, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share, including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Prevail equity incentive plan, program or arrangement, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Prevail (or held in Prevail’s treasury) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any wholly owned subsidiary of Lilly immediately prior to the Effective Time, or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be cancelled and converted into the right to receive the Offer Price from Purchaser.

If the Merger is completed, Prevail’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and you comply in all respects with Section 262 of the DGCL. See Section 17 — “Appraisal Rights.”

However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of Prevail’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and Prevail will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options granted by Prevail. Holders of outstanding stock options granted by Prevail, whether vested or unvested, will receive payment for such stock options following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested but unexercised stock options granted by Prevail may participate in the Offer only if they first exercise such stock options, in each case in accordance with the terms of the applicable equity incentive plan and other applicable agreements with Prevail, and tender the Shares, if any, issued upon such exercise or settlement. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Each share of restricted stock issued by Prevail that is outstanding immediately prior to the Effective Time will be converted, at the Effective Time, into the right to receive the Merger Consideration under the terms and conditions of the Merger Agreement. Holders of outstanding unexercised stock options or shares of restricted stock issued by Prevail will receive payment with respect to those stock options and shares of restricted stock as described in the following paragraph.

Immediately prior to the Effective Time, each stock option that is outstanding, whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any outstanding stock option, and each holder of such stock option will be entitled to receive (A) an amount of cash (less applicable tax withholdings) equal to the product of (i) the excess, if any, of the Closing Amount over the applicable exercise price per share underlying such stock option multiplied by (ii) the total number of Shares subject to such stock option, and (B) one (1) CVR for each Share subject to such stock option immediately prior to the Effective Time (without regard to vesting). Any such option that has an exercise price that equals or exceeds the Closing Amount will be cancelled for no consideration. The Merger Agreement provides that the payments in respect of stock options will be made, net of any applicable tax withholding, as promptly as practicable after the Effective Time or the date the Milestone is achieved (the “Milestone Payment Date”), as applicable, and, in any event, no later than the next regularly scheduled payroll date that follows (x) with respect to the Closing Amount, the Effective Time and (y) with respect to cash consideration payable upon satisfaction of the Milestone pursuant to the CVR Agreement, such time as the rights agent pays the aggregate Milestone Payment amount in accordance with the CVR Agreement.

Immediately prior to the Effective Time, each share of restricted stock of Prevail granted under a Prevail equity incentive plan, program or arrangement that is outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, by virtue of the Merger and without any action on the part of the holder thereof. The Merger Agreement provides that the payments in respect of shares of restricted stock will be made, net of any applicable tax withholding, as promptly as practicable after the Effective Time and, in any event, no later than the next regularly scheduled payroll date that follows (x) with respect to the Closing Amount, the Effective Time and (y) with respect to cash consideration payable upon satisfaction of the Milestone pursuant to the CVR Agreement, such time as the rights agent pays the aggregate Milestone Payment amount in accordance with the CVR Agreement.

See Section 11 — “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On December 14, 2020, the last full day of trading before we announced the Merger Agreement, the reported closing sale price of the Shares on Nasdaq was $12.50 per Share. On December 21, 2020, the last full day of trading before commencement of the Offer, the reported closing sale price of the Shares on Nasdaq was $23.09 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into Tender and Support Agreements with the Supporting Stockholders (both terms as defined below in Section 11 — “The Merger Agreement; Other Agreements — Tender and Support Agreements”), which provide, among other things, that the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act), other than Prevail stock options that are not exercised during the Support Period (as defined below) and restricted stock that does not vest during the Support Period. The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against alternative corporate transactions and will not solicit or engage in discussions with third parties regarding alternative corporation transactions. The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Tender and Support Agreements by written notice from Lilly or (iv) the date on which any amendment to the Merger Agreement or the Offer, that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Prevail pursuant to the terms of the Merger Agreement, is effected without the Supporting Stockholders’ consent.

Collectively, as of December 14, 2020, the Supporting Stockholders owned 17,748,344 outstanding Shares (or approximately 51% of all Shares outstanding).

See Section 11 — “The Merger Agreement; Other Agreements — Tender and Support Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 — “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Georgeson LLC, the information agent for the Offer (the “Information Agent”), toll free at (866) 277-8239. See the back cover of this Offer to Purchase for additional contact information.

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INTRODUCTION

Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Prevail Therapeutics Inc., a Delaware corporation (“Prevail”), in exchange for (a) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated December 14, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Prevail, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Prevail pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Prevail continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share, including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Prevail equity incentive plan, program or arrangement, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Prevail (or held in Prevail’s treasury) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any wholly owned subsidiary of Lilly immediately prior to the Effective Time, or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares, the “Dissenting Shares”) will be cancelled and converted into the right to receive the Offer Price from Purchaser (the “Merger Consideration”).

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of Prevail (the “Prevail Board”) has unanimously: (1) approved, declared advisable and adopted the Merger Agreement; (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are fair to, and in the best interests of, Prevail and the holders of the Shares; and (3) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Descriptions of the Prevail Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the Transactions are set forth in Prevail’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Merger Agreement” and “Reasons for the Recommendation of the Prevail Board.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined below in Section 15 — “Conditions of the Offer”) and (ii) the Antitrust Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer.

Prevail has advised Lilly that at a meeting of the Prevail Board held on December 14, 2020, Centerview Partners LLC (“Centerview”) rendered to the Prevail Board its oral opinion and subsequently confirmed in its written opinion dated December 14, 2020, to the effect that, as of the date of such written opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken set forth therein, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Shares that are held in Prevail’s treasury or owned by Prevail, Shares owned by Lilly, Purchaser or any direct or indirect subsidiary of Lilly or Purchaser and Dissenting Shares) pursuant to the Offer and the Merger was fair from a financial point of view, to such holders. The full text of the written opinion of Centerview sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex A to the Schedule 14D-9.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date, pay for all Shares validly tendered prior to one minute past 11:59 p.m., Eastern time, on the Expiration Date and not properly withdrawn as described in Section 4 — “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

(i)    if, at the scheduled Expiration Date, any Offer Condition other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser shall extend the Offer for one or more consecutive increments of up to ten business days each, until such time as such conditions have been satisfied or waived;

(ii)    Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer; and

(iii)    if, at the scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by Prevail, Purchaser shall), extend the Offer for one or more consecutive increments of such duration as requested by Prevail (or if not so requested, as determined by Purchaser) but not more than ten business days each (or for such longer period as may be agreed between Prevail and Lilly); provided that Prevail may not request Purchaser to, and Purchaser shall not, extend the Offer on more than three occasions.

In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with Prevail’s consent. The “Outside Date” means April 13, 2021, unless otherwise extended pursuant to the terms of the Merger Agreement, as summarized below in Section 11 — “The Merger Agreement; Other Agreements — Termination.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that Prevail’s prior written consent is required for Purchaser to:

(i) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement;

(ii) change the form of consideration payable in the Offer;

(iii) decrease the number of Shares sought pursuant to the Offer;

(iv) amend or waive the Minimum Tender Condition (as defined in Section 15 — “Conditions of the Offer”);

(v) add to the Offer Conditions or modify any Offer Condition in a manner adverse to the holders of Shares;

(vi) except as otherwise provided in the Merger Agreement, extend the Expiration Date of the Offer; or

(vii) otherwise make any other change to the terms or conditions of the Offer that is adverse to holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Lilly shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at one minute past 11:59 p.m., Eastern time, on the scheduled Expiration Date of the Offer. Under certain circumstances described in the Merger Agreement, Lilly or Prevail may terminate the Merger Agreement.

Prevail has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after expiration of the Offer (which shall be the business day after expiration of the Offer absent extenuating circumstances and, in any event, shall not be more than three business days after expiration of the Offer). Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Closing Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

At or prior to such time as Purchaser accepts for purchase and pays for the Shares tendered in the Offer after the Expiration Date, Lilly will execute a Contingent Value Rights Agreement with a rights agent mutually agreeable to Prevail and Lilly (the “CVR Agreement”) governing the terms of the CVRs. Neither Purchaser nor Lilly will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11 —“The Merger Agreement; Other Agreements.”

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be promptly returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC) following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Prevail stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., Eastern time, on the Expiration Date. In addition, for Prevail stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. Prevail stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Prevail’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Prevail.

Options and Restricted Stock. The Offer is being made only for Shares, and not for outstanding stock options granted by Prevail. Holders of outstanding stock options granted by Prevail, whether vested or unvested, will receive payment for such stock options following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested but unexercised stock options granted by Prevail may participate in the Offer only if they first exercise such stock options, in each case in accordance with the terms of the applicable equity incentive plan and other applicable agreements with Prevail, and tender the Shares, if any, issued upon such exercise or settlement. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 — “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger. Each share of restricted stock issued by Prevail that is outstanding immediately prior to the Effective Time will be converted, at the Effective Time, into the right to receive the Merger Consideration under the terms and conditions set forth in the Merger Agreement.

Information Reporting and Backup Withholding. Payments made to stockholders of Prevail in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after February 20, 2021, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to Prevail stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose

Shares are converted into the right to receive cash and CVRs in the Merger. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to stockholders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder in light of its particular circumstances, or that may apply to stockholders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities or branches for U.S. federal income tax purposes, U.S. Holders (as defined below) whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, Non-U.S. Holders (as defined below) that own or have owned within the past five years (or are deemed to own or have owned within the past five years) 5% or more of the outstanding Shares, stockholders holding Shares as part of a straddle, hedging, constructive sale or conversion transaction, stockholders required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement, stockholders holding Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax consequences arising under the Medicare contribution tax on net investment income, nor does it address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders

The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Pursuant to U.S. Treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and include the fair market value of the CVRs as additional consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding this issue. Lilly intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration paid in the Offer or the Merger as part of a “closed transaction.”

Treatment as Closed Transaction. As part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of Prevail’s common stock would be considered along with other factors in making that determination. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

A U.S. Holder’s initial tax basis in a CVR received in either the Offer or the Merger would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be.

Lilly intends to cooperate with the Paying Agent to send to each U.S. Holder an IRS Form 1099-B reflecting Lilly’s determination of the fair market value of the CVRs issued in the Offer or Merger. Such determination is not binding on the IRS as to the stockholder’s tax treatment or the fair market value of the CVRs.

As noted above, there is no authority directly addressing the U.S. federal income tax treatment of contingent payment rights with characteristics similar to the rights under the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest, as described below. Lilly intends to treat any payment received by a U.S. Holder in respect of such CVRs (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of the CVR by the U.S. Holder. Assuming that this method of reporting is correct, a U.S. Holder should recognize gain or loss equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the CVR. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year at the time of such payment. Additionally, a U.S. Holder may recognize loss to the extent of any remaining basis after the expiration of any right to cash payments under such U.S. Holder’s CVR. The deductibility of capital losses is subject to limitations.

Treatment as Open Transaction. If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as imputed interest, as described below, and the balance, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the portion of payments on the CVRs not treated as imputed interest under Section 483 of the Code, will generally first be applied against a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder will then recognize capital gain to the extent of any cash received pursuant to the Offer or the Merger and the portion of payments in respect of the CVRs not treated as imputed interest received that is in excess of the U.S. Holder’s adjusted tax basis. A U.S. Holder will recognize capital loss to the extent of any remaining basis after the basis recovery described in the previous sentence, although it is possible that such U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such U.S. Holder’s abandonment of the U.S. Holder’s CVRs. Any such capital gain or loss will be long-term if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

Imputed Interest. If payment with respect to a CVR is made more than one year after the closing of the Offer or the Effective Time (as applicable), a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVRs over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest using such stockholder’s regular method of accounting for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) or (ii) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “Tax Consequences to U.S. Holders — Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents.

Information Reporting, Backup Withholding and FATCA

Information reporting generally will apply to payments to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding.

The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.

As discussed above, Lilly intends to send to each U.S. Holder an IRS Form 1099-B treating the Offer or the Merger, as applicable, as a “closed transaction” for U.S. federal income tax purposes. Accordingly, U.S. Holders that treat the Offer or the Merger, as applicable, as an “open transaction” for U.S. federal income tax purposes are urged to consult their own tax advisors regarding how to accurately report their income under this method.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs reported as imputed interest if a Non-U.S. Holder fails to meet prescribed certification requirements. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

6.	Price Range of Shares; Dividends on the Shares

The Shares trade on Nasdaq under the symbol “PRVL.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Fiscal Year Ended December 31, 2020
Fourth Quarter (through December 21, 2020)	$23.35	$9.21
Third Quarter	$16.45	$9.86
Second Quarter	$19.96	$11.50
First Quarter	$19.25	$9.02

Fiscal Year Ended December 31, 2019
Fourth Quarter	$18.28	$9.12
Third Quarter	$15.45	$7.41
Second Quarter (from June 20, 2019, the date of Prevail’s initial public offering)	$16.90	$12.05

On December 14, 2020, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $12.50 per Share. On December 21, 2020, the last full day of trading before commencement of the Offer, the closing price of the Shares on Nasdaq was $23.09 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

Prevail has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7.	Certain Information Concerning Prevail

The summary information set forth below is qualified in its entirety by reference to Prevail’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Lilly nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Lilly nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Prevail, whether furnished by Prevail or contained in such filings, or for any failure by Prevail to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Lilly or Purchaser.

General. Prevail is a Delaware corporation and a clinical-stage gene therapy company leveraging breakthroughs in human genetics with the goal of developing and commercializing disease-modifying AAV-based gene therapies for patients with devastating neurodegenerative diseases. The address of Prevail’s principal executive offices and Prevail’s phone number at its principal executive offices are as set forth below:

Prevail Therapeutics Inc.

430 East 29th Street, Suite 1520

New York, New York 10016

(917) 336-9310

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Prevail is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Prevail’s directors and officers, their compensation, stock options and shares of restricted stock granted to them, the principal holders of Prevail’s securities, any material interests of such persons in transactions with Prevail and other matters was disclosed in Prevail’s definitive Proxy Statement for Prevail’s 2020 Annual Meeting of Stockholders. Such information also will be available in the Schedule 14D-9. Such reports and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Prevail, that file electronically with the SEC.

8.	Certain Information Concerning Lilly and Purchaser

The summary information set forth below is qualified in its entirety by reference to Lilly’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

Purchaser is a Delaware corporation and wholly-owned subsidiary of Lilly, and was formed solely for the purpose of facilitating an acquisition by Lilly. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Purchaser will merge with and into Prevail and will cease to exist, with Prevail surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

Tyto Acquisition Corporation

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

Lilly, an Indiana corporation, is a leading worldwide research-based pharmaceutical company. Founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly, Lilly is engaged in the discovery, development, manufacture, marketing and sale of human pharmaceutical products. Lilly’s purpose is to unite caring with discovery to create medicines that make life better for people around the world. Most of the products sold by Lilly today were discovered or developed by Lilly’s own scientists, and Lilly’s success depends to a great extent on its ability to continue to discover, develop and bring to market innovative new medicines. Lilly sells a broad range of patented pharmaceutical products, primarily in the following disease categories: diabetes and other endocrine diseases; cancer; autoimmune diseases; and central nervous system diseases. The business address and business telephone number of Lilly are as set forth below:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser and Lilly and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser or Lilly, or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of December 21, 2020, none of Lilly, Purchaser or their respective affiliates owned any Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of Prevail; (ii) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of Prevail during the past 60 days; (iii) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Prevail (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Lilly, their subsidiaries or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Prevail or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Lilly, their subsidiaries or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Prevail or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Lilly is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning Lilly’s directors and officers, information as of particular dates concerning the principal holders of Lilly’s securities and any material interests of such persons in transactions with Lilly. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Prevail in Section 7 — “Certain Information Concerning Prevail.”

9.	Source and Amount of Funds

We estimate that we will need approximately $880 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and to provide funding for the Merger. In addition, Lilly will need approximately $160 million to pay the maximum aggregate amount that the holders of the CVRs may be entitled to receive if the specified milestone is achieved. Lilly has, or will have, available to it, through a variety of sources, including cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger. The Offer is not conditioned upon Lilly’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with Prevail

Background of the Offer

The following is a description of contacts between representatives of Lilly and Prevail that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Prevail’s additional activities, please refer to the Schedule 14D-9 that will be filed by Prevail with the SEC and mailed to Prevail stockholders.

In the ordinary course of business and to supplement its research and development activities, Lilly regularly evaluates business development opportunities, including strategic acquisitions and licensing and partnership opportunities.

On June 28, 2019, Franz Hefti, Ph.D., Prevail’s Chief Development Officer, met with Daniel M. Skovronksy, M.D., Ph.D., Lilly’s Chief Scientific Officer, at Prevail’s offices. Dr. Skovronsky stated that Lilly was interested in central nervous system gene therapy and rare forms of central nervous system disease, and he indicated that Mark Mintun, M.D., Lilly’s Vice President of Pain and Neurodegeneration Research and Development, would contact Dr. Hefti. On July 1, 2019, Kuldeep Singh Neote, Lilly’s Vice President External Innovation, emailed Prevail stating that Lilly wished to initiate discussions regarding a potential strategic partnership. Dr. Hefti contacted Dr. Skovronsky regarding Dr. Neote’s outreach, and shortly thereafter Lilly’s business development professionals Ryan Westphal and Brendon Guedel, contacted Dr. Hefti and Emily Minkow, Prevail’s Chief Business Officer, to discuss Lilly’s interest in a strategic partnership with Prevail. The parties entered into a confidentiality agreement on August 13, 2019, without a standstill provision, with confidentiality and non-use obligations that expire seven years from the date of the agreement.

On July 30, 2019, September 6, 2019, October 1, 2019, November 5, 2019, December 9, 2019, December 16, 2019 and December 19, 2019, in connection with a potential strategic partnership, representatives from Prevail and Lilly met either via telephone or in person to discuss the structure of a potential strategic partnership and to allow Lilly to conduct high-level due diligence on PR001 (a potentially disease-modifying, single-dose gene therapy for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD)), PR004 (a gene therapy in preclinical development for patients with certain synucleinopathies), PR006 (a potentially disease-modifying, single-dose gene therapy for patients with frontotemporal dementia with GRN mutations) and Prevail’s pipeline of preclinical programs for other targets.

Representatives from Prevail and Lilly met in person on January 13, 2020 at the J.P. Morgan Healthcare Conference. The representatives from Lilly included David A. Ricks, Chief Executive Officer; Joshua L. Smiley, Chief Financial Officer; Dr. Skovronksy; Dr. Mintun; Michael Hutton, Chief Scientific Officer for Neurodegenerative Disease; Heather Wasserman, Vice President of Corporate Business Development; Philip Johnson, Treasurer & Head of Corporate Transactions; and Kathryn McCabe, SD Emerging Technology & Innovation. The representatives from Prevail included Dr. Abeliovich; Brett Kaplan, M.D., Chief Financial Officer; Jeffrey Sevigny, M.D., Chief Medical Officer; Dr. Hefti; Yong Dai, Ph.D., Chief Technology Officer; Ms. Minkow; and Jake Shuman, Associate Director, Business Development and Strategy. During the meeting, representatives from Prevail made a presentation regarding Prevail’s strategy and pipeline, its clinical trial status, key clinical readouts and its gene therapy manufacturing capabilities. Directly following the meeting, Dr. Abeliovich, Ms. Minkow and Mr. Shuman met with Dr. Singh, Jeremy Fitch, Vice President of Parent, Corporate Business Development – Neuroscience Transactions, Andrew McGee, Senior Director of Lilly, Corporate Business Development, and Ronald DeMattos, Lilly’s Chief Scientific Officer of Neurobiologics, to discuss a non-binding written proposal prepared by Lilly and provided to Prevail at the meeting outlining a proposed co-development and co-commercialization collaboration with respect to PR001 and PR006, together with an option to license up to three of Prevail’s additional pipeline product candidates.

After this meeting and during the conference, each of Dr. Abeliovich and Carl Gordon, Ph.D., C.F.A., a Prevail director, had conversations with Dr. Skovronsky regarding a potential transaction, including a potential strategic partnership or a potential acquisition transaction.

On January 23, 2020, Dr. Abeliovich spoke with Dr. Skovronsky regarding Lilly’s interest in a potential transaction. On January 27 and 29, 2020, Ms. Minkow provided feedback on Lilly’s term sheet to Mr. Fitch and Mr. McGee. In addition, on February 5, 2020, in response to the conversation during the J.P. Morgan Healthcare Conference, Dr. Gordon told Mr. Fitch and Ms. Wasserman that Prevail is currently focused on a strategic partnership relationship, rather than an acquisition, but the Prevail Board would consider any acquisition proposals it received. On February 11, 2020, Ms. Minkow sent to Lilly a form of a term sheet indicating Prevail’s desired partnership structure, which Lilly revised and returned to Prevail on February 19, 2020. Lilly’s proposed partnership focused on PR001 and included an option to license two of four additional pipeline product candidates. On February 26, 2020 Dr. Abeliovich spoke to Dr. Skovronsky about the structural elements important to Prevail with respect to a partnership.

Following Lilly’s acceptance of Prevail’s key structural terms for a partnership during a telephone call between Ms. Minkow, Mr. Shuman, Mr. Fitch and Mr. McGee on March 3, 2020, Prevail made diligence information available in a virtual data room to representatives from Lilly on March 6, 2020.

On May 12, 2020, Ms. Minkow provided financial and structural feedback with respect to Lilly’s proposal during a telephone call with Ms. Wasserman, Mr. Fitch and Mr. McGee, during which Ms. Minkow indicated that the scope of the partnership needed to be narrowed with respect to the product candidates included or over which Lilly would have an option; if not, the financial terms would need to increase to reflect the scope of the proposed partnership. Ms.Minkow also requested that Lilly provide a revised term sheet by May 26, 2020.

On May 26, 2020, in response to Prevail’s request, Lilly delivered a revised term sheet to Prevail that provided for a strategic partnership only with respect to two product candidates, PR001 and PR004.

Over the beginning of the summer of 2020, Prevail continued its negotiations regarding a strategic partnership with Lilly and continued to disclose diligence and data to Lilly.

On August 13, 2020, Dr. Mintun and Dr. Abeliovich discussed clinical diligence matters on the telephone. During a telephone call on August 14, 2020, Mr. Fitch and Mr. McGee advised Ms. Minkow that Lilly remained highly interested in a strategic partnership, but it would require additional clinical trial data before moving forward, and it was not at that time prepared to revise the term sheet. Ms. Minkow informed Mr. Fitch and Mr. McGee that two other parties were more advanced in their discussions with Prevail than Lilly. Mr. Fitch and Mr. McGee stated they would inform their colleagues at Lilly of the advanced discussions with other parties to see whether Lilly was prepared to continue with discussions on that pace.

On August 21, 2020, Ms. Minkow informed Mr. Fitch and Mr. McGee that discussions with two other parties had significantly advanced, that both were prepared to move forward with a strategic partnership based on existing clinical data and that she expected to begin negotiating draft collaboration agreements with those two parties. Mr. Fitch and Mr. McGee stated they would discuss the situation with their colleagues and expected to provide a revised collaboration term sheet that would be acceptable to Lilly based on existing clinical data.

On August 26, 2020, Mr. Fitch emailed Ms. Minkow and Mr. Shuman to inform them that Lilly was preparing a revised collaboration term sheet and suggested a call the following week to discuss Lilly’s proposal. On September 8, 2020, Mr. McGee and Mr. Fitch discussed the revised term sheet with Ms. Minkow and Mr. Shuman. The term sheet was delivered to Prevail at the outset of the call.

On September 15, Ms. Minkow informed Mr. McGee that Prevail was engaged in discussions on a collaboration agreement with two other parties, that Lilly would receive a draft collaboration agreement soon, and that Prevail desired to move quickly to an executed collaboration agreement with one of the parties. Ms. Minkow and Mr. McGee also discussed additional diligence.

On October 1, 2020, Prevail and Lilly amended the terms of the confidentiality agreement in a manner that provided incremental protection to Prevail, such that Prevail was willing to permit Lilly to conduct additional chemistry, manufacturing and controls diligence.

During the next several weeks, Ms. Minkow spoke with Mr. Fitch and Mr. McGee several times to request a proposed revised draft of the draft collaboration agreement. On November 13, 2020, Dr. Skovronsky called each of Dr. Gordon and Dr. Abeliovich to orally communicate Lilly’s proposal to acquire all of Prevail’s outstanding common stock for $21.00 per Share in cash. A written non-binding proposal was delivered in writing to Prevail later that day. The proposal represented an approximate 115% premium to the trading price of Prevail’s common stock on November 13, 2020 and an approximate 110% premium to the 30-calendar day volume-weighted average trading price. The proposal was further subject to, among other things, completion of Lilly’s due diligence, negotiation of definitive documents, and approval of Lilly’s board of directors.

On November 17, 2020, a representative from Centerview Partners LLC (“Centerview”), Prevail’s financial advisor, advised Lilly that Lilly would need to submit a revised proposal at a higher valuation before Prevail would be willing to engage in acquisition discussions, but Prevail was willing to provide an update on recent clinical and preclinical developments. On November 18, 2020, Prevail provided Lilly with an update on recent clinical and preclinical developments.

On November 25, 2020, representatives from Centerview informed a Lilly representative that another party that had been in the partnership process was now pursuing a potential acquisition of Prevail and was positioned to make an all-cash proposal at a higher per Share price than the proposal that Lilly had delivered. Later that day, Lilly delivered a written non-binding proposal for the acquisition of Prevail for $23.50 per Share in cash, which represented an approximate 132% premium to the trading price of Prevail’s common stock on November 25, 2020 and an approximate 134% premium to the 30-calendar day volume-weighted average trading price. The non-binding letter of interest included a request for exclusivity. At the direction of Prevail, following receipt of the proposal, a Centerview representative informed a Lilly representative that its proposal was still lower than the other party’s, but competitive, and on the basis of the increased proposal, that Prevail would be willing to permit Lilly to complete its due diligence review to facilitate delivery of a firm proposal to acquire Prevail. Centerview informed Lilly, that given that another company was potentially interested in acquiring Prevail at a competitive valuation, Prevail was not in a position to provide Lilly with an exclusive negotiating period and that Lilly should proceed with its due diligence review.

On November 27, 2020, Prevail delivered to Lilly a draft Merger Agreement and provided Lilly access to its corporate virtual data room.

On December 5, 2020, Lilly delivered a non-binding written proposal for the acquisition of Prevail for $22.50 per Share in cash, which represented an approximate 115% premium to the trading price of Prevail’s common stock on December 4, 2020 and an approximate 124% premium to the 30-calendar day volume-weighted average trading price. Prior to the delivery of the non-binding written proposal, Dr. Mintun and Kenneth L. Custer, Ph.D., Vice President, Head of Corporate Business Development of Lilly, contacted Dr. Abeliovich to explain that Lilly would be decreasing its offer price per Share due to Lilly updating its projected development timeline for product candidates in Prevail’s portfolio. In addition, Weil, Gotshal & Manges LLP (“Weil”), counsel to Lilly, delivered a proposed revised Merger Agreement, together with a draft of a Tender and Support Agreement, pursuant to which it was proposed that certain stockholders would commit to tender their Shares in the proposed tender offer as described in further detail under Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements.”

On December 6, 2020, Dr. Gordon contacted Dr. Skovronsky and informed him that Prevail would be willing to work with Lilly to finalize negotiations and sign a definitive Merger Agreement if Lilly were willing to increase its price. In addition, Dr. Gordon proposed that Lilly consider a contingent value right if Lilly was unwilling to increase the amount of cash consideration it was willing to pay at the closing of the transaction.

Also on December 6, 2020, Ropes & Gray LLP (“Ropes & Gray”), counsel to Prevail, sent draft Tender and Support Agreements prepared by Weil to the stockholders of Prevail from which Lilly had indicated it would require Tender and Support Agreements.

On December 7, 2020, Dr. Skovronsky contacted Dr. Gordon and informed Dr. Gordon that Lilly was willing to increase its proposal by adding a contingent value right of up to $4.00 that would be paid upon the approval of PR001 in Type 2 Gaucher disease (Type 2 GD), with the exact payment dependent upon the time of approval.

Also on December 7, 2020 , a representative from Centerview contacted a representative from Lilly and informed him that Prevail required the contingent value right to pay on approval of any product candidates in Prevail’s portfolio, not just on PR001 in Gaucher disease (Type 2 GD), and that, if Lilly was prepared to agree to this requirement, Prevail would be willing to engage with them to pursue finalization and execution of the Merger Agreement.

Later on December 7, 2020, Lilly delivered a non-binding letter of interest with respect to the acquisition of Prevail for $22.50 per Share in cash at closing plus up to an additional $4.00 per Share in cash structured as a non-tradeable contingent value right payable upon the first regulatory approval for commercial sale of a Prevail product in specified jurisdictions, which amount would reduce monthly ratably until December 1, 2028 when the contingent value right would expire. Dr. Abeliovich discussed by telephone the proposal with Mr. Custer.

On December 8, 2020, Ropes & Gray delivered a revised draft of the Merger Agreement, and Weil delivered a draft of the CVR Agreement. Throughout the following week, Ropes & Gray and Weil, at the direction of their respective clients, negotiated the terms of the Merger Agreement and the CVR Agreement and the contents of the disclosure schedules to the Merger Agreement, and facilitated a negotiation of the form of Tender and Support Agreements with the stockholders of Prevail being asked to execute them. The negotiated topics included, among other things, the Material Adverse Effect definition in the Merger Agreement, the commercially reasonable efforts obligation to pursue product approvals pursuant to the CVR Agreement, Prevail Board’s ability to address a competing proposal, and the size of the termination fee. During the same week, Lilly and Weil conducted and completed their confirmatory due diligence review of Prevail.

On December 13 and 14, 2020, Ropes & Gray and Weil negotiated the remaining outstanding points on the Merger Agreement.

On December 14, 2020, Lilly’s board of directors held a meeting during which it reviewed and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Following such meeting, on December 14, 2020, Prevail, Lilly and Purchaser executed and delivered the Merger Agreement, which included the form of the CVR Agreement, and Lilly and the Supporting Stockholders (as defined in Section 11 – “The Merger Agreement; Other Agreements”) each executed and delivered the Tender and Support Agreements.

On the morning of December 15, 2020, Prevail and Lilly publicly announced the transaction before the opening of trading on Nasdaq.

On December 22, 2020, Lilly and Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself which has been filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that Lilly or Purchaser makes with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Lilly and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any tactical information about Lilly or Purchaser.

The Offer. The Merger Agreement provides that Purchaser will, as promptly as practicable after the date of the Merger Agreement (but in no event later than December 22, 2020), commence the Offer at the Offer Price; provided, that if, at the time Purchaser intends to commence the Offer, Prevail is not prepared to file with the SEC and to disseminate to holders of Shares the Schedule 14D-9, Purchaser may, but until such time as Prevail is so prepared, is not obligated to, commence the Offer. Purchaser’s obligation to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver of the Offer Conditions described in Section 15 — “Conditions of the Offer.” Purchaser will accept for purchase and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer, promptly after the Expiration Date.

Purchaser expressly reserves the right, in its sole discretion, to waive, in whole or in part, any Offer Condition or modify the terms of the Offer, including the Offer Price, except that Prevail’s prior written consent is required for Purchaser to:

•	decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement;

•	change the form of the consideration payable in the Offer;

•	decrease the number of Shares sought pursuant to the Offer;

•	amend or waive the Minimum Tender Condition (as defined in Section 15 — “Conditions of the Offer”);

•	add to the Offer Conditions or modify any Offer Condition in a manner adverse to the holders of Shares;

•	except as otherwise provided in the Merger Agreement, extend the Expiration Date of the Offer; or

•	otherwise make any other change to the terms or conditions of the Offer that is adverse to the holders of Shares.

Purchaser will not permit holders of Shares to tender their Shares pursuant to guaranteed delivery procedures.

The Merger Agreement provides that:

(a)

Purchaser shall extend the Offer for one (1) or more periods of time up to ten (10) business days per extension if, at any scheduled Expiration Date, any Offer Condition (other than the Minimum Tender Condition) is not satisfied and has not been waived; and

(b)	Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq, applicable to the Offer.

However, Purchaser is not required to extend the Offer beyond the Outside Date, unless the Antitrust Condition (as defined in Section 15 — “Conditions to the Offer”) has not been satisfied, which would automatically extend the Outside Date until the date that is one hundred eighty (180) days from the date of the Merger Agreement in order to obtain the required antitrust approvals.

In addition, if, at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, and the Minimum Tender Condition has not been satisfied, Purchaser may elect to (and if so requested by Prevail, Purchaser shall) extend the Offer for one (1) or more consecutive increments of such duration as requested by Prevail (or if not so requested by Prevail, as determined by Purchaser), but not more than ten (10) business days each; provided, that Prevail shall not request Purchaser to, and Purchaser shall not, extend the Offer pursuant to this sentence on more than three (3) occasions; provided, further, that Purchaser shall not, without the prior written consent of Prevail, and shall not be required to, extend the Offer beyond the Outside Date.

If the Merger Agreement is terminated pursuant to its terms, Purchaser will terminate the Offer promptly, not acquire any Shares pursuant to the Offer and return, and cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable laws, all Shares tendered into the Offer to the registered holders thereof.

The Merger. At the Effective Time, Purchaser will merge with and into Prevail, the separate corporate existence of Purchaser will cease and Prevail will continue as the surviving corporation of the Merger (the “Surviving Corporation”). Subject to the Merger Agreement and pursuant to the DGCL (including Section 251(h) of the DGCL), the closing of the Merger (the “Closing”) will take place no later than the first (1st) business day after satisfaction or waiver of the closing conditions set forth in the Merger Agreement. Lilly, Purchaser and Prevail have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

At the Closing, Lilly, Purchaser and Prevail will cause the certificate of merger to be filed with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL in connection with the Merger.

At the Effective Time, the certificate of incorporation and the bylaws of Prevail, will be amended and restated in their entirety and, as so amended, will be the certificate of incorporation and the by-laws of the Surviving Corporation.

Board of Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation or removal, or until his or her successor is duly elected and qualified.

Conversion of Securities. At the Effective Time, each Share, including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Prevail equity incentive plan, program or arrangement, issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Prevail (or held in Prevail’s treasury) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other wholly owned subsidiary of Lilly immediately prior to the Effective Time, or (iii) Dissenting Shares) will be cancelled and converted into the right to receive the Merger Consideration from Purchaser. As of the Effective Time, all such Shares will no longer be outstanding and will cease to exist.

Treatment of Prevail Stock Options. Immediately prior to the Effective Time, each stock option that is outstanding, whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any outstanding stock option, and each holder of such stock option will be entitled to receive (A) an amount of cash (less applicable tax withholdings) equal to the product of (i) the excess, if any, of the Closing Amount over the applicable exercise price per share underlying such stock option multiplied by (ii) the total number of Shares subject to such stock option, and (B) one (1) CVR for each Share subject to such stock option immediately prior to the Effective Time (without regard to vesting). Any such option that has an exercise price that equals or exceeds the Closing Amount will be cancelled for no consideration. The Merger Agreement provides that the payments in respect of stock options will be made, net of any applicable tax withholding, as promptly as practicable after the Effective Time or the Milestone Payment Date, as applicable, and, in any event, no later than the next regularly scheduled payroll date that follows (x) with respect to the Closing Amount, the Effective Time and (y) with respect to cash consideration payable upon satisfaction of the Milestone pursuant to the CVR Agreement, such time as the rights agent pays the aggregate Milestone Payment amount in accordance with the CVR Agreement.

Treatment of Restricted Stock. As set forth above, each share of restricted stock of Prevail granted under a Prevail equity incentive plan, program or arrangement that is outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, by virtue of the Merger and without any action on the part of the holder thereof. The Merger Agreement provides that the payments in respect of shares of restricted stock will be made, net of any applicable tax withholding, as promptly as practicable after the Effective Time and, in any event, no later than the next regularly scheduled payroll date that follows (x) with respect to the Closing Amount, the Effective Time and (y) with respect to cash consideration payable upon satisfaction of the Milestone pursuant to the CVR Agreement, such time as the rights agent pays the aggregate Milestone Payment amount in accordance with the CVR Agreement.

Treatment of ESPP. Pursuant to the Merger Agreement, as soon as practicable after the date of the Merger Agreement, the Prevail Board (or the committee administering Prevail’s 2019 Employee Stock Purchase Plan (the “ESPP”)) will pass such resolutions and take all actions with respect to the ESPP that are necessary to (i) suspend the commencement of any future purchase period unless and until the Merger Agreement is terminated and (ii) terminate the ESPP as of the Effective Time.

Dissenting Shares. At the Effective Time, Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL will automatically be cancelled and the holders will cease to have any rights with respect thereto except the right to payment of the fair value of such Shares in accordance with Section 262 of the DGCL.

However, if any holder fails to perfect, effectively withdraws or otherwise loses his, her or its right to appraisal under Section 262 of the DGCL, the Dissenting Shares will be treated as if such Shares had been converted as of the Effective Time into the right to receive the Merger Consideration.

Payment of the Merger Consideration; Surrender of Shares. At or immediately after the date and time of acceptance for shares (the “Acceptance Time”) tendered in the Offer, Lilly will deposit or cause to be deposited with a bank or trust company cash in an amount sufficient to pay the Closing Amount (calculated assuming that all Shares (other than Dissenting shares) are tendered in the Offer for purposes of this paragraph).

Within three (3) business days after the Effective Time, Lilly will cause the Depositary to mail to each holder of a record of a certificate entitled to receive the Merger Consideration, a Letter of Transmittal and instructions for effecting the surrender of the certificate in exchange for the Merger Consideration.

Upon surrender of a duly executed Letter of Transmittal and a certificate representing Shares to the Depositary, the holder of such certificate will be entitled to receive in exchange therefor the Merger Consideration into which the Shares represented by such certificate have been converted.

No holder of record of a book-entry share entitled to receive the Merger Consideration shall be required to deliver a certificate or an executed Letter of Transmittal to the Depositary to receive the Merger Consideration in respect of such book-entry shares. In lieu thereof, such holder of record shall, upon receipt by the Depositary of an “agent’s message” in customary form (or such other evidence, if any, as the Depositary may reasonably request), be entitled to receive the Merger Consideration, and such book-entry share will be cancelled.

At any time following the date that is six (6) months after the Effective Time, Lilly may require the Depositary to deliver to Lilly or its designated affiliate any funds (including any interest received with respect thereto) that have been made available to the Depositary and that have not been disbursed to holders of certificates or book-entry shares. Thereafter, such holders will be entitled to look to the Surviving Corporation with respect to the Merger Consideration payable to the holder of a certificate or book-entry share. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. None of Lilly, Purchaser, Prevail, the Surviving Corporation or the Depositary will be liable to any person in respect of any funds delivered to a public official pursuant to any abandoned property, escheat or other similar laws.

Section 16 Matters. Prior to the Acceptance Time, the Prevail Board will take all necessary action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition by Prevail directors and officers of Shares, shares of Prevail restricted stock and Prevail stock options contemplated by the Merger Agreement.

Withholding. Lilly, Purchaser, Prevail and the Depositary are entitled to deduct and withhold from any amounts payable pursuant to the Merger Agreement such amounts required to be deducted and withheld under the United States Internal Revenue Code of 1986 or any other tax law.

Transfer Taxes. If payment is to be made to a person other than the person named on a surrendered certificate or book-entry share then, it will be a condition to such payment that (i) such certificate so surrendered or book-entry share must be properly endorsed or must otherwise be in proper form and (ii) the person presenting such certificate or book-entry share must pay to the Depositary any transfer tax or other taxes required.

Representations and Warranties. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of Lilly, Purchaser and Prevail and may be subject to qualifications and limitations agreed upon by Lilly, Purchaser and Prevail. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Lilly, Purchaser and Prevail, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by Prevail to Lilly and Purchaser concurrently with the execution of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Lilly, Purchaser and Prevail’s public disclosures.

In the Merger Agreement, Prevail has made representations and warranties to Lilly and Purchaser with respect to, among other things:

•	corporate organizations, good standing of Prevail and organizational documents of Prevail;

•	corporate authority of Prevail to enter into the Merger Agreement and to consummate the transaction contemplated thereby, and due execution and delivery of the Merger Agreement;

•	capitalization and equity securities of Prevail;

•	absence of violations of organizational documents, applicable laws and contracts as a result of the Transactions, including the Offer and the Merger;

•	required consents, approvals and filings as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	timely filing of SEC filings, accuracy and completeness of the SEC filings and absence of certain SEC investigations;

•

preparation of financial statements in accordance with GAAP, maintenance of system of internal control over financial reporting and disclosure controls and the absence of off-balance sheet arrangements;

•	absence of certain undisclosed liabilities;

•	absence of certain changes and events since September 30, 2020;

•	compliance with law;

•	owned and leased tangible assets and real property;

•	tax matters;

•	material contracts and commitments;

•	intellectual property rights;

•	absence of material litigation;

•	insurance matters;

•	employee benefit plans;

•	environmental matters;

•	employment and labor matters;

•	compliance with health law and regulations of the applicable regulatory agencies, which are applicable to Prevail and its product candidates and possession of necessary permits;

•	compliance with privacy laws;

•	compliance with anti-corruption and money laundering laws and sanctions;

•	financial advisors and brokers;

•	accuracy of the information included in this Offer to Purchase and the Solicitation/Recommendation Statement filed on Schedule 14D-9;

•	absence of anti-takeover agreements or plans and exemption from the takeover laws of Delaware, including Section 203 of the DGCL;

•	receipt of fairness opinion from the financial advisor;

•	no vote required or stockholder consents needed to authorize the Merger Agreement or for the consummation of the Transactions; and

•	absence of certain affiliate transactions;

Certain of Prevail’s representations and warranties in the Merger Agreement refer to the concept of “Company Material Adverse Effect.”

“Company Material Adverse Effect” means any change, event, inaccuracy, occurrence or other matter that,

(x), would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of Prevail, taken as a whole or (y) prevents the ability of Prevail to consummate the transactions contemplated by the Merger Agreement on or before the Outside Date; provided, however, that for purposes of clause (x), any changes, effects, events, inaccuracies, occurrences, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred:

•

matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which Prevail operates, except to the extent such matters have a materially disproportionate adverse effect on Prevail relative to the impact on other companies in the industry in which Prevail operates;

•	the announcement of the Merger Agreement or the Transactions;

•

any change in the market price or trading volume of the Shares; provided, that this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause;

•

acts of war or terrorism (including cyber attacks and computer hacking), national emergencies, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing), except to the extent such matters have a materially disproportionate adverse effect on Prevail relative to the impact on other companies in the industry in which Prevail operates;

•

changes in laws or regulations, or the authoritative interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on Prevail, relative to the impact on other companies in the industry in which Prevail operates;

•

the performance of the Merger Agreement and Transactions, including compliance with covenants set forth therein (excluding the requirement that Prevail operate in the ordinary course of business), or any action taken or omitted to be taken by Prevail at the request or with the prior written consent of Lilly or Purchaser;

•

any adverse safety event, adverse regulatory development or other adverse development relating to or affecting Prevail’s manufacturing process, clinical trials, product candidates or development timelines, except for any such events of developments arising from (1) fraud or (2) if the FDA issues both (a) one or more orders that impose a clinical hold on the investigation of PR001 and (b) one or more orders that impose a clinical hold on the investigation of PR006, the result of which (both (a) and (b)) would be reasonably be likely to result in a termination of, or delay of 18 months or more in dosing patients in, both the PR001 program and the PR006 program;

•

the initiation or settlement of any legal proceedings commenced by or involving (A) any governmental authority in connection with the Merger Agreement or the transactions contemplated thereby or (B) any holder of Shares (on their own or on behalf of Prevail) arising out of or related to the Merger Agreement or the Transactions;

•

matters listed on Prevail’s disclosure schedules or in Prevail’s SEC Documents (as defined in the Merger Agreement), to the extent the effects or consequences thereof were known or reasonably foreseeable by Lilly; or

•

any failure by Prevail to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause.

In the Merger Agreement, Lilly and Purchaser have made representations and warranties to Prevail with respect to:

•	corporate organization and good standing of Lilly and Purchaser;

•

corporate authority of Lilly and Purchaser to enter into the Merger Agreement and the CVR Agreement and to consummate the transactions contemplated thereby, and the due execution and delivery of the Merger Agreement and, when executed and delivered, the CVR Agreement;

•	absence of violations of organizational documents or applicable laws as a result of the Transactions, including the Offer and the Merger;

•	required consents and approvals and filings as a result of the Transactions, including the Offer and the Merger;

•	absence of litigation resulting from the transactions contemplated by the Merger Agreement;

•	accuracy of the information included in this Offer to Purchase or supplied by Lilly or Purchaser for inclusion in the Solicitation/Recommendation Statement filed on Schedule 14D-9;

•	financial advisors and brokers;

•	operation of Purchaser;

•	no ownership of the Shares of Prevail;

•	approval of the Merger Agreement;

•	sufficiency of funds to consummate the Transactions, including the Offer and the Merger;

•	solvency;

•	investigation by Lilly and Purchaser of Prevail; and

•	disclosure of agreements between Lilly, Purchaser or any affiliate of Lilly, on the one hand, and any member of the Prevail Board or officers or employees of Prevail, on the other hand.

Certain of Lilly and Purchaser representations and warranties in the Merger Agreement refer to the concept of “Purchaser Material Adverse Effect.” “Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Lilly or Purchaser to timely perform its obligations under the Merger Agreement or to timely consummate the Transactions.

The representations and warranties of Lilly, Purchaser and Prevail contained in the Merger Agreement will terminate and expire at the Effective Time.

Covenants of Prevail. Except (i) as set forth in Prevail’s disclosure schedules, (ii) as required by applicable law, (iii) as expressly permitted by the Merger Agreement, (iv) any action taken, or omitted to be taken, in each case, that is reasonably necessary to comply with any directives, guidelines or recommendations promulgated by any governmental authority in connection with or in response to COVID-19 or (v) with Lilly’s prior written consent (which will not be unreasonably delayed, withheld or conditioned), from the date of the Merger Agreement until the Acceptance Time or the date the Merger Agreement is terminated, Prevail will use commercially reasonable efforts to (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization and keep available the services of its current officers, employees and consultants and (C) to preserve its relationships with customers, suppliers, partners, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date.

During the same time period, Prevail has also agreed (subject to the same exemptions listed in the preceding paragraph) not to:

(i)

declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or shares or directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any stock options or shares of restricted stock, in each case, subject to certain exceptions;

(ii)	issue, grant, deliver, sell, authorize, pledge or dispose of Shares or other equity interests or securities of Prevail, subject to certain exceptions;

(iii)

except as required by (x) the terms of an employee benefit plan, other than any plans sponsored or maintained by a governmental authority and (y) for the payment of annual bonuses in respect of 2020 as contemplated by Prevail’s disclosure schedules, (A) increase the wages, salary or other compensation or benefits with respect to any of Prevail’s officers, directors or employees, (B) pay or award, or commit to pay or award, any bonuses or incentive compensation or severance, (C) take any action to accelerate any rights or benefits, or the funding of any payments or benefits, under any employee benefit plan or (D) establish, adopt, enter into, modify, amend in any material respect or terminate any employee benefit plan or any collective bargaining agreement or contract with any labor union, trade organization or other employee representative body applicable to Prevail;

(iv)	hire any employee or terminate without cause any key employee;

(v)

amend, or propose to amend, its organizational documents (including by merger, consolidation or otherwise) or adopt a stockholders’ rights plan, or enter into any agreement with respect to the voting of its capital stock;

(vi)

effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(vii)	adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of Prevail;

(viii)

subject to clause (xi) below, make any capital expenditures that are individually or in the aggregate in excess of $50,000 above amounts indicated in the capital expenditure budget set forth in Prevail’s disclosure schedules;

(ix)

acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any business organization or division thereof, or otherwise acquire or agree to acquire any material assets, subject to certain exceptions;

(x)

(A) incur any indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any agreement or arrangement having the economic effect of any of the foregoing, (B) make any loans or advances to any other person (other than employees and other service providers for business and travel expenses in the ordinary course of business), (C) make any capital contributions to, or investments in, any other person or (D) repurchase, prepay or refinance any indebtedness, in each case, in an amount greater than $100,000;

(xi)	sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of any tangible assets with a fair market value in excess of $250,000 in the aggregate;

(xii)	sell, assign, license or otherwise encumber or transfer any of Prevail’s intellectual property, subject to certain exceptions;

(xiii)	abandon, cancel, fail to renew or permit to lapse any of Prevail’s material registered intellectual property, subject to certain exceptions;

(xiv)

disclose to any third party any material trade secret included in Prevail’s intellectual property other than pursuant to a non-disclosure agreement restricting the disclosure and use of such trade secret, subject to certain exceptions;

(xv)	commence, pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Transactions, other than solely for monetary consideration not to exceed $1,500,000;

(xvi)

change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvii)

(A) make, change or revoke any material tax election with respect to Prevail, (B) file any material amended tax return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), tax allocation agreement or tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to taxes) relating to or affecting any material tax liability of Prevail, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax with respect to Prevail or (E) settle or compromise any material tax liability or tax refund claim with respect to Prevail, except, in each case, as required by applicable law;

(xviii)

waive, release or assign any material rights or claims under, or enter into, renew, materially amend, materially modify, exercise any material options or material rights of first offer or refusal under or terminate, any of Prevail’s material contracts;

(xix)	abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material permits;

(xx)	enter into a research or collaboration arrangement that contemplates payments by or to Prevail in excess of $250,000 in any twelve (12) month period;

(xxi)	amend, cancel or terminate any material insurance policy naming Prevail as an insured, a beneficiary or a loss payable payee without obtaining substitute insurance coverage;

(xxii)	commence any clinical study of which Lilly has not been informed prior to the date of the Merger Agreement; and

(xxiii)	authorize, agree or commit to take any of the actions described in clauses (i) through (xxiv) above.

Access to Information. From and after the date of the Merger Agreement until the Effective Time, Prevail will use commercially reasonable efforts upon reasonable advance notice to (i) give Lilly and Purchaser and their respective representatives reasonable access during normal business hours to relevant employees and facilities and to relevant books, contracts and records of Prevail, (ii) permit Lilly and Purchaser to make such non-invasive inspections as they may reasonably request, and (iii) cause its officers to furnish Lilly and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of Prevail as may be reasonably requested by Lilly or Purchaser, subject to certain exceptions.

Acquisition Proposals. Prevail will not, and will instruct its directors, officers, employees, investment bankers, financing sources, financial advisors, attorneys, accountants, or other advisors agents or representatives (collectively, “Representatives”) not to:

•

initiate, solicit or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers that constitute or would reasonably be expected to lead to an Acquisition Proposal (as described below);

•	engage in any negotiations with any person with respect to an Acquisition Proposal; or

•

provide any non-public information to, or afford access to the business properties, assets, books or records of Prevail to, any person (other than Lilly, Purchaser or any designees of Lilly and Purchaser) in connection with any Acquisition Proposal (the actions referred to in the foregoing three bullets are referred to herein after as the “Non Solicit Actions.”)

Prevail will, and will cause its directors and officers to and instruct its other Representatives to, (i) immediately cease any solicitation, discussions or negotiations with any person (other than Lilly, Purchaser, or any designees of Lilly and Purchaser) with respect to any Acquisition Proposal, (ii) request the return or destruction of all confidential information provided by or on behalf of Prevail to any such person and (iii) terminate access to any data rooms relating to a possible Acquisition Proposal. Notwithstanding the foregoing, Prevail and its Representatives may, solely in response to an inquiry or proposal that did not result from a material breach of the Merger Agreement, seek to clarify and understand any inquiry or proposal made by any person solely to determine whether such inquiry or proposal constitutes an Acquisition Proposal and inform such person that has made, or to the knowledge of Prevail, is considering making an Acquisition Proposal of the terms of the Merger Agreement.

Notwithstanding any provision of the Merger Agreement, if at any time following the date of the Merger Agreement and prior to the Acceptance Time (i) Prevail has received a written Acquisition Proposal that did not result from a material breach of the acquisitions proposal section of the Merger Agreement and (ii) the Prevail Board or a committee thereof determines, in good faith, after consultation with outside counsel and a financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal (as described below), then Prevail may (A) furnish information with respect to Prevail to the person making such Acquisition Proposal and its Representatives and (B) participate in discussions with such person and its Representatives regarding such Acquisition Proposal; provided that Prevail may only take the actions described in the foregoing clauses (A) or (B) if the Prevail Board determines in good faith, after consultation with outside counsel, that the failure to take any such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable law; provided, further that (x) Prevail will not, and will instruct its Representatives not to, disclose any material non-public information to such person unless Prevail has, or first enters into, a confidentiality agreement with such person with terms governing confidentiality that, taken as a whole, are not materially less restricted to the other person than those contained in the Confidentiality Agreement and (y) Prevail shall, concurrently or as promptly as reasonably practicable thereafter, provide or make available to Lilly any material non-public information concerning Prevail provided or made available to such other person that was not previously provided or made available to Lilly and Purchaser.

Prevail will not, directly or indirectly, release any person from, waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which Prevail is a party; provided, that if the Prevail Board determines in good faith, after consultation with its outside counsel that the failure to take such action would be, or would reasonably expected to be, inconsistent with its fiduciary duties under applicable law, Prevail may waive any such standstill provision solely to the extent necessary to permit the applicable person to make, on a confidential basis to the Prevail Board, an Acquisition Proposal, conditioned upon such person agreeing that Prevail will not be prohibited from providing any information to Lilly in accordance with, and otherwise complying with the terms of the acquisition proposal section of, the Merger Agreement.

Prevail will promptly (and in any event within one business day) notify Lilly in writing of the receipt of an Acquisition Proposal, inquiry, request for information or other indication by any person that it is considering making an Acquisition Proposal. Prevail will provide Lilly promptly the material terms and conditions of any such inquiry or Acquisition Proposal (including any subsequent amendments, modifications or supplements thereto) and the identity of the Person making any such inquiry or Acquisition Proposal.

Subject to the terms and conditions of the Merger Agreement, the Prevail Board and each committee thereof will not approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit Prevail to enter into any agreement relating to or that would reasonably be expected to lead to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or take any of the following actions:

•

the withdrawal, qualification or material modification of the Prevail Board’s recommendation that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Prevail Board Recommendation”) or the public announcement of any proposal to withdraw, qualify or materially modify the Prevail Board Recommendation (or any resolution or agreement to take any such action);

•

the failure by Prevail, within ten (10) business days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Lilly or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer;

•	the adoption, endorsement, approval or recommendation (or any public proposal with respect to the same) of any Acquisition Proposal (or any resolution or agreement to take such action);

•	the failure to include the Prevail Board Recommendation in the Schedule 14D-9 when disseminated to the holders of Shares pursuant to the terms of the Merger Agreement; or

•

the failure by the Prevail Board or a committee thereof to publicly reaffirm the Prevail Board Recommendation within ten (10) business days of receiving a written request from Lilly to provide such public reaffirmation following receipt by Prevail of a publicly announced Acquisition Proposal; provided, that Lilly may deliver only one (1) such request with respect to any single Acquisition Proposal (other than with respect to material amendments, modifications or supplements thereto) (any action described in the foregoing clauses being referred to herein as a “Change of Board Recommendation”).

Despite the foregoing and prior to the Acceptance Time:

(a)

Prevail may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement if (A) Prevail receives an Acquisition Proposal that did not result from a material breach of the acquisition proposal section of the Merger Agreement, and that the Prevail Board or a committee thereof determines in good faith that it, after consultation with outside counsel, constitutes a Superior Proposal, (B) Prevail has notified Lilly in writing that it intends to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement and (C) no earlier than the end of the Notice Period, the Prevail Board or any committee thereof determines in good faith that the Acquisition Proposal that is subject of the notice delivered pursuant to this Section 11 — “Acquisition Proposals” continues to constitute a Superior Proposal and that the failure to terminate the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to the Merger Agreement that Lilly has irrevocably committed to make during the Notice Period;

(b)

the Prevail Board or a committee thereof may make a Change of Board Recommendation if (A) Prevail receives an Acquisition Proposal that did not result from a material breach of the acquisition proposal section of the Merger Agreement, and the Prevail Board or a committee thereof determines in good faith, after consultation with outside counsel, that the Acquisition Proposal constitutes a Superior Proposal, (B) Prevail has notified Lilly in writing that it intends to effect a Change of Board Recommendation and (C) no earlier than the end of the Notice Period, the Prevail Board or a committee thereof determines in good faith that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law and that the Acquisition Proposal that is subject of the notice delivered pursuant to this Section 11 — “Acquisition Proposals” continues to constitute a Superior Proposal, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to the Merger Agreement that Lilly has irrevocably committed to make during the Notice Period; and

(c)

other than in connection with an Acquisition Proposal, the Prevail Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event (as described below) if (A) Prevail has notified Lilly in writing that it intends to effect a Change of Board Recommendation and (B) no earlier than the end of the Notice Period, the Prevail Board or any committee thereof determines in good faith, after consultation with outside counsel and considering the terms of any proposed amendment or modification to the Merger Agreement that Lilly has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Nothing contained in the Merger Agreement prohibits (i) the Prevail Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Prevail Board or a committee thereof determines, in good faith, after consultation with outside counsel, that the failure to make such statement reasonably be expected to be inconsistent with its fiduciary duties under applicable law or (ii) Prevail or the Prevail Board from making any disclosure required under the Exchange Act; provided, that any such action that would otherwise constitute a Change of Board Recommendation shall be made only in compliance with the acquisition proposal section of the Merger Agreement (it being understood that: (x) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (y) any disclosure of information to the holders of Shares that only describes Prevail’s receipt of an Acquisition Proposal and the operation of the Merger Agreement with respect thereto and contains a statement that the Prevail Board has not effected a Change of Board Recommendation shall be deemed not to be a Change of Board Recommendation).

“Acquisition Proposal” means any inquiry offer or proposal made or renewed by a person or group (other than Lilly or Purchaser) relating to the direct or indirect acquisition or purchase of, or that is structured to permit such person or group to acquire, beneficial ownership of twenty percent (20%) or more of the total voting power of any class of equity securities of Prevail (or the resulting direct or indirect parent entity of Prevail or other surviving entity in such transaction) or twenty percent (20%) or more of the total assets of Prevail, pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, recapitalization, liquidation, dissolution, tender offer or exchange offer, licensing arrangement or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer and the Merger.

“Superior Proposal” means any written bona fide (as reasonably determined by the Prevail Board in good faith) Acquisition Proposal received after the date of the Merger Agreement that did not result from a material breach of the acquisition proposal section of the Merger Agreement (except the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that the Prevail Board or a committee thereof has determined in good faith, after consultation with outside counsel and its independent financial advisor, is superior to the Acquisition Proposal reflected in the Merger Agreement, taking into account all of the terms and conditions (including all of the financial, regulatory, financing, conditionality, legal and other terms, as well as the likelihood of consummation thereof) and all other aspects of such Acquisition Proposal (including any changes to the terms of the Merger Agreement proposed by Lilly).

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter material to Prevail that was not known to the Prevail Board or any committee thereof on the date of the Merger Agreement (or if known, the consequences of which were not known to the Prevail Board or any committee thereof as of the date of the Merger Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Prevail Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; provided, further, that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, (ii) changes (including changes of applicable law) or conditions generally affecting the industry in which Prevail operates or (iii) Prevail’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period.

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by Prevail to Lilly of a notice delivered pursuant to the Merger Agreement (even if notice is delivered after 5:00 p.m. Eastern Time) and ending on the fourth (4th) business day thereafter at 5:00 p.m. Eastern Time; provided, that, with respect to any material change in the financial terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. Eastern Time on the second (2nd) business day after delivery of such revised notice; provided, further, that if fewer than five (5) business days remain prior to the scheduled Expiration Date and Purchaser has not extended the Offer pursuant to the terms of the Merger Agreement, the Notice Period will be the period beginning upon delivery by Prevail to Lilly of such a notice and ending twenty-four (24) hours thereafter. During the Notice Period, if requested by Lilly, Prevail is obligated to negotiate in good faith with Lilly regarding potential changes to the Merger Agreement in such a manner that would eliminate the need for a Change of Board Recommendation or termination of the Merger Agreement in accordance with its terms.

Employee Matters. Lilly will, and will cause the Surviving Corporation to, for the period commencing at the Effective Time and ending on December 31, 2021, maintain for each individual employed by Prevail at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Lilly or the Surviving Corporation (i) base compensation and a target annual cash incentive compensation opportunity at least as favorable, in each case, as those provided by Prevail to the Current Employees as of immediately prior to the Effective Time, (ii) benefits that are substantially comparable in the aggregate to those benefits maintained for and provided to the Current Employees (excluding cash incentive opportunities, severance, equity and equity-based awards and change in control-related payments or benefits) and in effect as of immediately prior to the Effective Time (or, to the extent a Current Employee becomes covered by an employee benefit plan or program of Lilly (or one of its affiliates other than the Surviving Corporation) during such period substantially comparable to those benefits maintained for and provided to similarly situated employees of Lilly (or its relevant affiliate)) and (iii) severance benefits that are at least as favorable as the severance benefits provided in a Prevail employee benefit plan or program.

Lilly will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to Prevail, prior to the Effective Time to be taken into account with respect to employee benefit plans of Lilly and the Surviving Corporation which provide benefits for vacation, paid time-off, severance or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent as such service was taken into account immediately prior to the Effective Time; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits with respect to the same period of service and (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population. Without limiting the generality of the foregoing, Lilly will not, and will cause the Surviving Corporation to not, subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Lilly or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Lilly will, and will cause the Surviving Corporation, to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

Prior to Closing, Prevail will establish a program for retention bonuses (the “MIP Bonuses”) of up to $20,000,000 in the aggregate (the “MIP Pool”) to be granted to certain executives and key employees who have a critical role in research and development and achievement of the Milestone as may be selected by Lilly in its sole discretion after consultation with Prevail (the “MIP Participants”). As promptly as practicable following the Closing Date, Lilly will select the MIP Participants and determine the amount of the MIP Pool that will be allocated to each MIP Participant. The MIP Bonuses will be payable on the Milestone Payment Date (as defined in the CVR Agreement), less applicable tax withholdings, subject to (i) achievement of the Milestone on or prior to the Expiration Date (as defined in the CVR Agreement); (ii) the MIP Participant’s continuous employment through the Milestone Payment Date; and (iii) the MIP Participant’s execution of an effective general release of claims in favor of the Surviving Corporation, Lilly and related persons in a form as provided by Lilly. Notwithstanding the foregoing, the MIP Pool shall be reduced in the same manner and on the same schedule as the Milestone Payment, and each amount granted to MIP Participants shall be affected pro rata.

No provision of the Merger Agreement (i) prohibits Lilly, Purchaser or the Surviving Corporation from amending, modifying or terminating any individual employee benefit plan or program in accordance with its terms in a manner that does not conflict with or contravene the obligations of Lilly, Purchaser, the Surviving Corporation or any of their respective affiliates under the employment and employee benefits matters provisions of the Merger Agreement, (ii) requires Lilly, Purchaser or the Surviving Corporation to keep any person employed or otherwise providing services for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Prevail benefit plan or program or (iv) confers on any Current Employee or any other person (including any beneficiary or dependent thereof) any third-party beneficiary or similar rights or remedies.

Directors’ and Officers’ Indemnification and Insurance. Lilly and Purchaser will cause the surviving corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of present and former directors, officers and employees of Prevail than are currently provided in Prevail’s Certificate of Incorporation and Bylaws, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six (6) years from the Effective Time. Lilly will cause the Surviving Corporation to indemnify each current (as of the Effective Time) or former director or officer of Prevail (together with each such person’s heirs, executor, administrators or affiliates) against all obligations and expenses incurred in connection with any proceeding (prior to, at, or after the Effective Time). Prevail may, following good faith consultation with Lilly and, if requested by Lilly, utilizing Lilly’s insurance broker, purchase a six (6)-year “tail” prepaid policy (effective from the Effective Time) on the directors’ and officers’ liability insurance policies maintained at such time by Prevail. However, the Surviving Corporation will not be required to pay an aggregate annual premium for such insurance policies in excess of three hundred percent (300%) of the last annual premium paid by Prevail for such coverage. Lilly will cause such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that neither Lilly nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of three hundred percent (300%) of the last annual premium paid by Prevail for such coverage; provided further that if the annual premium of such insurance exceeds such amount, the Surviving Corporation will be obligated to obtain the maximum amount of coverage available for such amount. In addition, if the Surviving Corporation (or its successors or assigns) consolidate with or merge into any other entity or transfer all or a majority of its assets the proper provision will be made so that the successors or assigns of the surviving corporation assume these indemnification obligations.

Further Action; Efforts. Prior to the Effective Time, subject to the terms of the Merger Agreement, each of Lilly, Purchaser and Prevail will use reasonable best efforts to do all things necessary, proper or advisable under applicable laws to consummate the Offer, the Merger and Transactions as promptly as possible and, in any event, by or before the Outside Date, including to (i) make an appropriate filing of a notification and report form pursuant to the Hart-Scott-Rodino Act (the “HSR Act”) and all other filings required pursuant to applicable foreign Antitrust Laws as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (which, in the case of the notification and report form pursuant to the HSR Act, such filing will be made on or before December 18, 2020 unless otherwise agreed by Prevail and Lilly in writing) and (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law.

Lilly, Purchaser and Prevail will consult and cooperate with one another, and provide to the each other in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of Lilly, Purchaser or Prevail in connection with proceedings relating to any Antitrust Laws. In addition, Lilly will, and will cause each of its subsidiaries and affiliates to:

•

take all actions necessary to obtain any consents, clearances or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition (collectively “Antitrust Laws”);

•	enable all waiting periods under applicable Antitrust Laws to expire; and

•

avoid or eliminate impediments under applicable Antitrust Laws asserted by any governmental authority, in each case, to cause the Merger to occur as promptly as practicable and, in any event, by or before the Outside Date, including (i) promptly complying with any requests for additional information (including any second request) by any governmental authority and (ii) contesting and defending any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment, or promulgation thereof.

Furthermore, Lilly will not take, and will cause each of its subsidiaries to not take, any action or omit to take any action that would reasonably be expected to delay clearance by any governmental authority or to make clearance by any governmental authority before the Outside Date less probable. Notwithstanding anything to the contrary in the Merger Agreement, neither Lilly nor any of its Affiliates will have any obligation offer, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any or all of the capital stock, assets, equity holdings, rights, products, or businesses of Lilly or any of its subsidiaries (including the Surviving Corporation), or any other restrictions on the activities of Lilly or any of its subsidiaries (including the Surviving Corporation); provided, however, that Lilly will take such actions with respect to Prevail (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to obtain required clearances or waiting period expirations or terminations as may be required under the HSR Act or any Antitrust Laws by or before the Outside Date and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits to be derived by Lilly and its affiliates as a result of the transactions contemplated by the Merger Agreement. In addition, Prevail will not offer or commit to take any of such actions without Lilly’s prior written consent.

Lilly, Purchaser and Prevail will cooperate in all respects with each other and will use their reasonable best efforts to contest and resist any action or proceeding that challenges the Offer or the Merger and to have vacated, lifted, reversed or overturned any order that prevents or restricts consummation of the Offer or the Merger.

Lilly, Purchaser and Prevail will use their commercially reasonable efforts to obtain any required third-party consents or waivers with respect to any contracts to which it is a party; provided that Prevail will not be required to pay, prior to the Effective Time, any consideration, or make any other accommodation, to any third-party to obtain any consent or waiver required with respect to any such contract.

Approval of Compensation Actions. Prior to the Acceptance Time, the compensation committee of the Prevail Board has taken or will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, including certain compensation actions taken after January 1, 2020 and prior to the Acceptance Time that have not already been so approved.

Stockholder Litigation. Prevail will notify and keep Lilly informed of any litigation relating to the Merger Agreement and the transaction contemplated thereby against Prevail or any of its directors or officers. Lilly will have the right to participate in such litigation, Prevail will consult with each Lilly regarding the defense or settlement of any such litigation, and Prevail will not settle any stockholder litigation without the prior written consent of Lilly, subject to certain exceptions. Prevail will notify Lilly promptly of the commencement or written threat of any proceedings of which it has received notice or become aware and keep Lilly promptly and reasonably informed regarding any such proceedings.

Other Covenants and Agreements. The Merger Agreement contains certain other covenants and agreements, including covenants described below:

•	Lilly and Prevail will obtain the approval of the other party prior to making any public statement relating to the Transactions, subject to certain exceptions.

•

Lilly will not, and will cause each of its subsidiaries to not, enter into any definitive agreement in respect of an acquisition of a business, person or assets (i) in the gene therapy industry or (ii) in respect of treatment of FTD-GRN, PD-GBA or nGD, in each case, that would reasonably be expected to, individually or in the aggregate, result in any Offer Conditions or the conditions to the Merger not being satisfied or prevent, materially delay, or materially impede the ability of Lilly and Purchaser to consummate the Offer, the Merger, or the Transactions.

•

Between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, Prevail will use commercially reasonable efforts to make available to Lilly and its representatives, as and to the extent reasonably requested by Lilly, complete and accurate copies of (a) all material clinical and preclinical data relating to each product candidate and (b) all material written correspondence between Prevail and the applicable governmental authorities relating to any product candidate, in the case of each of clauses (a) and (b) above, that comes into Prevail’s possession or control during such time period promptly after Prevail obtains such possession or control and subject to the limitations set forth in the access to information section of the Merger Agreement.

•	Lilly and Purchaser have no right to control or direct Prevail’s operations prior to the Effective Time.

•	Prior to the Effective Time, Prevail will convert all investment securities to cash and cash equivalents.

Conditions of Merger. The respective obligations of each of Lilly, Purchaser and Prevail to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)

No order, injunction or degree issued by any governmental authority of competent jurisdiction preventing the consummation of the Merger will be in effect. No statute, rule, regulation, order, injunction or decree will have been enacted, entered, promulgated or enforced (and still be in effect) by any governmental authority that prohibits or makes illegal the consummation of the Merger; and

(b)	Purchaser will have irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, as follows:

•	by mutual written consent of Lilly and Prevail;

•	by either Lilly or Prevail if:

•

any court of competent jurisdiction or other governmental authority has issued a final order, decree or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling, or other action has become final and non-appealable; provided, however, that the terms of this bullet are not available to any of Lilly, Purchaser or Prevail unless they have complied its obligations under the Merger Agreement in all material respects, including the regulatory covenant of the Merger Agreement; or

•

the Acceptance Time has not occurred on or prior to the date that is one hundred twenty (120) days after the date of the Merger Agreement (the “Outside Date”); provided, however, that if as of such date, the Antitrust Condition (as defined in Section 15 — “Conditions of the Offer”) is not satisfied, then the Outside Date will automatically be extended until the date that is one hundred eighty (180) days after the date of the Merger Agreement (and such date will then be the Outside Date); provided, however, that this termination right is not available (i) to any party unless such party has complied in all material respects with its obligations under the Merger Agreement, including the further actions and efforts section of the Merger Agreement or (ii) to either party at any time the parties are litigating obligations under the Merger Agreement (any termination under the circumstances described in this sub-bullet, an “Outside Date Termination”).

•	by Prevail if:

•

(i) Purchaser fails to timely commence the Offer in violation of the Merger Agreement (other than due to a violation by, Prevail of its obligations under the stockholder list section of the Merger Agreement), (ii) the Offer has expired or has been terminated, without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer (the “Failure to Accept Tender Termination”), (iii) Purchaser, in violation of the terms of the Merger Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer or (iv) there has been a breach of any covenant or agreement made by Lilly or Purchaser in the Merger Agreement, or any representation or warranty of Lilly or Purchaser is inaccurate or becomes inaccurate after the date of the Merger Agreement, and such breach or inaccuracy gives rise to a material adverse effect on the ability of Lilly or Purchaser to timely perform its obligations under the Merger Agreement or timely consummate the Transactions, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Lilly or Purchaser of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; or

•

the Prevail Board or any committee thereof effects a Change of Board Recommendation in respect of a Superior Proposal in accordance with the acquisition proposal section of the Merger Agreement; provided, that, promptly following such termination, Prevail enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays to Lilly the termination fee due pursuant to the Merger Agreement (any termination under the circumstances described in this sub-bullet, a “Superior Proposal Termination”).

•	by Lilly if:

•

(i) Purchaser has complied with the terms of the Merger Agreement and, due to the failure of an Offer Condition to be satisfied, the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the offer or (ii) there has been a breach of any covenant or agreement made by Prevail in the Merger Agreement, or any representation or warranty of Prevail is inaccurate or becomes inaccurate after the date of the Merger

Agreement and such breach or inaccuracy gives rise to a Company Material Adverse Effect, and such breach is not capable of being cured within thirty (30) days following receipt by Prevail of written notice in that respect or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period (any termination under the circumstances described in this sub-bullet, a “Breach of Covenant Termination”); or

•

the Prevail Board or any committee thereof effects a Change of Board Recommendation, within ten (10) business days thereafter (any termination under the circumstances described in this sub-bullet, a “Change of the Board Recommendation Termination”).

Effect of Termination. If the Merger Agreement is terminated pursuant to this Termination Section, the Merger Agreement (other than certain specified sections) will become void and of no effect with no liability on the part of Lilly, Purchaser or Prevail (or any of their respective Representatives), provided, however, that except in a circumstance where the termination fee is paid by Prevail and accepted by Lilly pursuant to the terms of the Merger Agreement, no such termination will relieve any person of any liability for damages resulting from a material breach of the Merger Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of the Merger Agreement, including with respect to the making of a representation in the Merger agreement. Lilly will cause the Offer to be terminated immediately after any termination of the Merger Agreement.

•	Prevail will pay Lilly a termination fee of $30,000,000 (the “Prevail Termination Fee”) in the event that:

•	(i) the Merger Agreement is terminated by Prevail in the event of a Superior Proposal Termination;

•	(ii) the Merger Agreement is terminated by Lilly in the event of a Change of the Board Recommendation Termination; or

•

(iii) (A) the Merger Agreement is terminated by either Lilly or Prevail pursuant to the Outside Date Termination (but in the case of a termination by Prevail, only if at such time Lilly has complied with its obligations under the Merger Agreement in all material respects, including the further action and efforts section of the Merger Agreement), by Lilly pursuant to the Breach of Covenant Termination or by Prevail pursuant to the Failure to Accept Tender Termination, (B) any person has publicly disclosed an Acquisition Proposal after the date of the Merger Agreement and prior to such termination and (C) within twelve (12) months after such termination, Prevail enters into a an Alternative Acquisition Agreement with respect to an Acquisition Proposal (and the transactions contemplated by such Acquisition Proposal are subsequently consummated) or the Acquisition Proposal is consummated (provided that, in the case of clauses (C), “Acquisition Proposal” will have the meaning set forth above under “Acquisition Proposals,” except that references to twenty percent (20%) in the definition will be replaced by reference to fifty percent (50%)).

Any payment of the Prevail Termination Fee required to be made (1) pursuant to clause (i) above will be paid concurrently with such termination, (2) pursuant to clause (ii) above will be paid no later than two (2) business days after that termination and (3) pursuant to clause (iii) above will be payable to Lilly upon consummation of the transaction referenced therein. Prevail will not be required to pay the Prevail Termination Fee more than once.

In the event the Prevail Termination Fee payable pursuant to the above is paid to Lilly, Lilly’s receipt of the Prevail Termination Fee is the sole and exclusive remedy of Lilly and Purchaser in respect of any breach of, or inaccuracy contained in, Prevail’s covenants, agreements, representations, or warranties in the Merger Agreement.

If Prevail fails to promptly pay the Prevail Termination Fee when due and, Lilly or Purchaser commences a suit in order to collect such payment that results in a judgment against Prevail for the amount of the Prevail Termination Fee, Prevail will pay to Lilly or Purchaser interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Specific Performance. Lilly, Purchaser and Prevail have agreed that, in the event of any breach of the Merger Agreement, irreparable harm would occur that monetary damages could not make whole. Lilly, Purchaser and Prevail further agreed that they will be entitled to specific performance in addition to any other remedy to which they are entitled at law or in equity.

Expenses. Except as otherwise provided therein, each of Lilly, Purchaser and Prevail will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

Amendment and Waiver. The Merger Agreement may not be amended except by an instrument in writing signed by Lilly, Purchaser and Prevail prior to the Acceptance Time. At any time prior to the Acceptance Time, Prevail, on the one hand, and Lilly and Purchaser, on the other hand, may, pursuant to an instrument in writing signed by Lilly, Purchaser and Prevail, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement or any documents related thereto and (c) subject to the requirement of applicable law, waive compliance by the other with any of the agreements or conditions contained in the Merger Agreement, except that the Minimum Tender Condition may only be waived by Lilly or Purchaser with the prior written consent of Prevail.

Governing Law. The Merger Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law rules of such state. Lilly, Purchaser and Prevail have agreed expressly and irrevocably to submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of the Merger Agreement, the Offer, the Merger or the Transactions.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibits (d)(2), (d)(3) and (d)(4) of the Schedule TO and is incorporated herein by reference.

Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into a (i) Tender and Support Agreement (as it may be amended from time to time, the “Pontifax Tender and Support Agreement”), dated as of December 14, 2020, with Pontifax (Cayman) V L.P.,, Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund L.P. (collectively, the “Pontifax Stockholder”), (ii) Tender and Support Agreement (as it may be amended from time to time, the “OrbiMed Tender and Support Agreement”), dated as of December 14, 2020, with OrbiMed Advisors LLC and OrbiMed GP VI LLC (collectively, the “OrbiMed Stockholder”), and (iii) Tender and Support Agreement (as it may be amended from time to time, the “Abeliovich Tender and Support Agreement” and, together with the Pontifax Tender and Support Agreement and the OrbiMed Tender and Support Agreement, the “Tender and Support Agreements”), dated as of December 14, 2020, with Asa Abeliovich, M.D., Ph.D. (“Dr. Abeliovich” and, together with the Pontifax Stockholder and the OrbiMed Stockholder, the “Supporting Stockholders”). Collectively, as of December 14, 2020, the Supporting Stockholders owned 17,748,344 outstanding Shares (or approximately 51% of the outstanding Shares). Lilly and the Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than ten (10) business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the

Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”), other than Prevail stock options that are not exercised during the Support Period (as defined below) and restricted stock that does not vest during the Support Period.

During the period from December 14, 2020 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any meeting of stockholders of Prevail, or any action by written consent, to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or in proxy) and vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to all of the Subject Shares, (x) against any inquiry, offer or proposal made or renewed by anyone (other than Lilly or Purchaser) relating to the direct or indirect acquisition or purchase of, or that is structured to permit such person to acquire beneficial ownership of, 20% or more of the total voting power of any class of equity securities of Prevail (or the resulting direct or indirect parent entity of Prevail or other surviving entity in such transaction) or 20% or more of the total assets of Prevail, (y) against any change in membership of the Prevail Board that is not recommended or approved by the Prevail Board, and (z) against any action, agreement or transaction involving Prevail that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the Transactions. During the Support Period, Lilly is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of the Supporting Stockholders’ Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Supporting Stockholders’ Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of the Supporting Stockholders’ Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of the Supporting Stockholders’ Subject Shares, (v) deposit or permit the deposit of any of the Supporting Stockholders’ Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Supporting Stockholders’ Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of the Supporting Stockholders’ obligations thereunder in any material respect, otherwise make any representation or warranty of the Supporting Stockholders therein untrue or incorrect, or have the effect of preventing or disabling the Supporting Stockholders from performing any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of Prevail, shall not, and shall direct their representatives, directors and officers involved in the Transactions not to (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal (as defined in the Tender and Support Agreements), (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person with respect to any Acquisition Proposal, (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of Prevail to, any person (other than Lilly, Purchaser, or any designees of Lilly or Purchaser) in connection with any Acquisition Proposal, (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, (v) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (vi) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of Prevail, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of Prevail, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of Prevail in the taking of any actions (or failures to act) in his or her capacity as a director or officer of Prevail, or in the exercise of his or her fiduciary duties as a director or officer of Prevail.

In the event that Prevail’s board of directors changes its recommendation and the Merger Agreement remains in full force and effect, the Supporting Stockholders’ obligations under the Tender and Support Agreements will cease to apply with respect to all Subject Shares held, in the aggregate, by such Supporting Stockholders in excess of approximately 34.99% of Prevail’s issued and outstanding Shares.

The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of a Tender and Support Agreement by written notice from Lilly or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Prevail pursuant to the terms of the Merger Agreement.

CVR Agreement

Each CVR represents a non-tradable contractual contingent right to receive a cash payment of up to $4.00, subject to any required tax withholding and without interest (such amount, or such lesser amount as determined in accordance with the terms and conditions of such CVR and summarized below) in accordance with the terms of the CVR Agreement. The Milestone Payment is payable (subject to certain terms and conditions) upon the receipt by Lilly or any of its affiliates, licensees or rights transferees prior to December 1, 2028, of all regulatory approvals required to initiate the marketing and sale of any of Prevail’s gene therapy products being researched or developed by Prevail as of the Effective Time pursuant to any of the programs known by Prevail as of immediately prior to the Effective Date as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 or PR014, including any form or formulation, and any improvement or enhancement, of such product, in any of the United States, United Kingdom, Germany, France, Spain, Italy or Japan. If the Milestone is achieved prior to December 31, 2024, the Milestone Payment will be $4.00. If the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

At or prior to such time as Purchaser accepts for purchase and pays for the Shares tendered in the Offer after the Expiration Date, Lilly, Purchaser and a rights agent mutually acceptable to Lilly and Prevail will enter into the CVR Agreement governing the terms of the CVRs to be received by Prevail’s stockholders. Each holder of Shares, including shares of restricted stock, will be entitled to one CVR for each Share outstanding (i) that the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Offer Price pursuant to the Merger Agreement. Each holder of Prevail stock options will be entitled to one CVR for each Share subject to such Prevail stock options that is outstanding immediately prior to the Effective Time, and that has an exercise price per Share that is less than the Closing Amount, whether or not vested. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Lilly, Purchaser or Prevail or any of their affiliates.

There can be no assurance that the Milestone will be achieved on or prior to December 1, 2028, the expiration date of the CVR Agreement, and that the resulting payment will be required of Lilly with respect to the Milestone.

The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book entry or similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company; or (v) to Purchaser in connection with the abandonment of such CVR by the applicable holder.

No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

The rights agent will keep a register for the purpose of (i) identifying the holders of CVRs and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all the Shares held by the Depository Trust Company on behalf of the street holders of the Shares tendered by such holders in the Offer or held by such holders as of immediately prior to the Effective Time. The rights agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with the terms of the CVR Agreement.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a form of which is filed as Exhibit (d)(5) of the Schedule TO.

Mutual Confidentiality Agreement

On August 13, 2019, Lilly and Prevail entered into a Mutual Confidentiality Agreement, which was amended and restated on October 1, 2020 pursuant to an Amended and Restated Mutual Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Lilly and Prevail agreed that, subject to certain exceptions, certain confidential information, that each may make available to the other will not be published, made available or otherwise disclosed to any third party, without the disclosing party’s express prior written consent. Each party agrees to use the confidential information solely in connection with potential mutually acceptable business or scientific transactions with the other party.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(6) of the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Prevail

Purpose of the Offer

The purpose of the Offer is for Lilly, through Purchaser, to acquire control of, and would be the first step in Lilly’s acquisition of the entire equity interest in, Prevail. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The Prevail Board has unanimously: (1) approved, declared advisable and adopted the Merger Agreement; (2) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Prevail and the holders of Shares; and (3) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

If the Offer is consummated, we will not seek the approval of Prevail’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of Prevail’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for Prevail

After completion of the Offer and the Merger, Prevail will be a wholly-owned subsidiary of Lilly. In connection with Lilly’s consideration of the Offer, Lilly has developed a plan, on the basis of available information, for the combination of the business of Prevail with that of Lilly. Lilly plans to integrate Prevail’s business into Lilly. Lilly will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Lilly and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Prevail (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Prevail, (iii) any material change in Prevail’s capitalization or dividend policy or (iv) any other material change in Prevail’s corporate structure or business, (v) any change to the board of directors or management of Prevail, (vi) a class of securities of Prevail being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Prevail being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Prevail will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the issued and outstanding shares of Prevail’s common stock will be held by Lilly.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, Prevail does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Lilly will seek to cause the listing of Shares on Nasdaq to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Prevail to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Prevail to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Prevail, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Prevail and persons holding “restricted securities” of Prevail to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We will cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Lilly, Prevail will not declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of Prevail.

15.	Conditions of the Offer

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Lilly shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled expiration of the Offer, any of the following conditions exist:

(i) the Minimum Tender Condition has not been satisfied. The “Minimum Tender Condition” means that there shall have been validly tendered (and not validly withdrawn) prior to the Expiration Date that number of Shares that, when added to the Shares then owned by Lilly, Purchaser or any other subsidiary of Lilly, would represent a majority of Shares outstanding as of the consummation of the Offer;

(ii) the Antitrust Condition has not been satisfied. The “Antitrust Condition” means that any applicable waiting period under the HSR Act in respect of the Transactions has expired or been terminated;

(iii) the Legal Restraint Condition has not been satisfied. The “Legal Restraint Condition” means that no court of competent jurisdiction or other governmental body has issued an order, decree, or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger;

(iv) (A) the representations and warranties of Prevail set forth in the Merger Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.20 (Brokerage), Section 4.23 (Opinion) and Section 4.24 (No Vote Required) of the Merger Agreement) and that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined in Section 11 — “The Merger Agreement”)) has not had a Company Material Adverse Effect or (B) the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.20 (Brokerage), Section 4.23 (Opinion) and Section 4.24 (No Vote Required) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date);

(v) Prevail shall have breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Merger Agreement on or before such time as Purchaser accepts for purchase and pays for the Shares tendered in the Offer after the Expiration Date, and has not thereafter cured such breach or failure to comply, and such breach or failure to comply has not been waived in writing by Lilly or Purchaser;

(vi) since the date of the Merger Agreement, there shall not have occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect (as defined in Section 11 — “The Merger Agreement”);

(vii) Lilly shall have failed to receive from Prevail a certificate, dated as of the date on which the Offer expires and signed by an executive officer of Prevail, certifying to the effect that the conditions set forth in paragraphs (iv), (v) and (vi) immediately above have been satisfied as of immediately prior to the expiration of the Offer; or

(viii) the Merger Agreement shall have been terminated pursuant to its terms.

The foregoing conditions are for the sole benefit of Lilly and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Lilly and Purchaser, in whole or in part at any time and from time to time, in their sole discretion (except for the Minimum Tender Condition, which may not be waived by Lilly or Purchaser). The failure by Lilly, Purchaser or any other affiliate of Lilly at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by Prevail with the SEC and other publicly available information concerning Prevail, we are not aware of any governmental license or regulatory permit that appears to be material to Prevail’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Prevail’s business or that certain parts of Prevail’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Lilly and Prevail filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on December 18, 2020.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire thirty calendar days from the date the Premerger Notification and Report Forms are filed with the FTC and the Antitrust Division. If the thirty-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern time of the next day that is not a Saturday, Sunday or federal holiday. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and Prevail may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of thirty days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to Prevail or by Prevail supplying the requested information, Prevail is obliged to respond to the request within a reasonable time. If the thirty-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern time of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional thirty-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Lilly) to divest the Shares, or (iv) to require us or Prevail to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 —“Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which Prevail is engaged, Lilly and Prevail believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Lilly nor Prevail can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws

Prevail is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Prevail Board approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

Prevail conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Prevail for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Prevail stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly, Purchaser and Prevail will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Prevail stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and Merger are consummated, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by Prevail to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and twenty days after the date of mailing of the Schedule 14D-9, deliver to Prevail a written demand for appraisal of Shares held, which demand must reasonably inform Prevail of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Lilly or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or any other law or regulation of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with law or regulation, we will make a good faith effort to comply with any such law or regulation. If, after such good faith effort, we cannot comply with any such law or regulation, the Offer will not be made to (nor will tenders be accepted from or on behalf of holders of) the holders of Shares in such state. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Lilly or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Lilly, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Prevail has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Prevail Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 — “Certain Information Concerning Prevail” above.

Tyto Acquisition Corporation

December 22, 2020

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND LILLY

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of Purchaser is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Travis A. Coy	Director Travis Coy is Senior Director and Head of Transactions and M&A for Corporate Business Development at Lilly. Prior to this role, Travis led business development transactions for oncology.

Philip L. Johnson

Director; Vice President and Treasurer

Philip L. Johnson is Senior Vice President, Finance and Treasurer of Lilly with responsibility for treasury operations, pension benefits investments, risk management, investor relations, corporate finance and investment banking. Prior to this role, Philip served as Vice President of Investor Relations.

Kenneth L. Custer

Director; President

Kenneth Custer is Vice President, R&D Business Development for Lilly. Since joining Lilly in 2009 Kenneth has held position in Sales, Marketing, and R&D. Prior to assuming his current role, Kenneth was the Vice President of Portfolio Strategy and Chief of Staff for Lilly Research Labs from November 2018 to August 2020.

Erin Conway

Secretary

Erin Conway joined Lilly in October 2020 as Senior Director — Corporate Securities and Assistant Corporate Secretary. Prior to joining Lilly, Erin served as senior managing counsel, securities and corporate governance, of United Airlines Holdings, Inc. (“United”) from December 2019 to October 2020, and as counsel, securities and corporate governance, of United from January 2018 to December 2019. Prior thereto, she served as an associate at Skadden, Arps, Slate, Meagher & Flom LLP.

Katie Lodato

Vice President, Corporate Tax and Assistant Treasurer

Katie Lodato is Vice President-Global Tax for Lilly. Prior to this role, Katie served in a variety of tax-related roles at Lilly, including Senior Director and Tax Counsel — Transfer Pricing, M&A and Audit from July 2014 to December 2017, and Tax Strategy Director and Counsel from October 2013 to June 2014.

2.	LILLY

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Lilly are set forth below. The business address of each such director and executive officer is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Ralph Alvarez Director	Ralph Alvarez joined Advent International Corporation, a large private global equity firm, in July 2017 as an operating partner. He was elected to the Eli Lilly and Company board of directors in 2009. Born in Cuba, he received his bachelor’s degree in business administration from the University of Miami. Ralph retired as president and chief operating officer of McDonald’s Corporation in 2009. Prior to joining McDonald’s in 1994, he held leadership positions at Burger King Corporation and Wendy’s International, Inc. He held a variety of leadership roles throughout his career, including chief operations officer and president of the central division, both with McDonald’s USA. Before joining the U.S. business, Ralph was president of McDonald’s Mexico. From July 2004 until January 2005, he was president of McDonald’s USA, where he led a team that aligned employees, owner/operators and suppliers behind the company’s “Plan to Win” strategy — the catalyst for the turnaround of its U.S. business. Ralph served as president of McDonald’s North America from January 2005 until August 2006. In this role, he was responsible for all McDonald’s restaurants in the U.S. and Canada. Ralph became president and chief operating officer in August 2006. He set the global strategy and directed operations for 32,000 McDonald’s restaurants in 118 countries. Ralph is an active advocate for education. He serves on the President’s Council for the University of Miami. Ralph is also a member of the boards of directors of Lowe’s Companies, Inc. and Dunkin’ Brands Group, Inc. He also previously served on the boards of McDonald’s Corporation, Realogy Holdings Corp., KeyCorp, and Skylark Co., Ltd.

Katherine Baicker, Ph.D. Director	Katherine Baicker, Ph.D., is the Dean of the Harris School of Public Policy at the University of Chicago. She is also a research associate at the National Bureau of Economic Research. She was elected to the Eli Lilly and Company board of directors in 2011. Katherine received a bachelor of arts degree in economics, magna cum laude, from Yale University in 1993, and a Ph.D. in economics from Harvard University in 1998. Before serving at the University of Chicago, she was the C. Boyden Gray professor of health economics at the Harvard T.H. Chan School of Public Health, where she now holds an appointment as an adjunct professor. From 1998 to 2005, Katherine was assistant professor and associate professor of economics at Dartmouth College. From 2005 to 2007, she served as a Senate-confirmed member of the Council of Economic Advisers in the Executive Office of the President, where she played a leading role in the development of health policy. Katherine serves on the board of directors of HMS Holdings. She also serves on the Panel of Health Advisers to the Congressional Budget Office, the Advisory Board of the National Institute for Health Care Management Foundation, the

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
editorial board of Health Affairs, and as a trustee of the Mayo Clinic. She is an elected member of the National Academy of Medicine, the National Academy of Social Insurance, the Council on Foreign Relations, and the American Academy of Arts and Sciences.

Carolyn R. Bertozzi, Ph.D. Director	Carolyn R. Bertozzi, Ph.D., is the Anne T. and Robert M. Bass Professor of Chemistry and Professor of Chemical & Systems Biology and Radiology at Stanford University, and an Investigator of the Howard Hughes Medical Institute. She was elected to the Eli Lilly and Company board of directors in 2017. She completed her undergraduate degree in chemistry from Harvard University in 1988 and her doctorate in chemistry from University of California, Berkeley, in 1993. After completing postdoctoral work at University of California, San Francisco, in the field of cellular immunology, she joined the UC Berkeley faculty in 1996. In June 2015, she joined the faculty at Stanford University coincident with the launch of Stanford’s Chemistry, Engineering & Medicine for Human Health (ChEM-H) Institute. Carolyn’s research interests span the disciplines of chemistry and biology with an emphasis on studies of cell surface glycosylation pertinent to disease states. Her lab focuses on profiling changes in cell surface glycosylation associated with cancer, inflammation and bacterial infection, and exploiting this information for development of diagnostic and therapeutic approaches, most recently in the area of immuno-oncology. She has been recognized with many honors and awards for her research accomplishments. She is an elected member of the Institute of Medicine, National Academy of Sciences, and American Academy of Arts and Sciences. She has been awarded the Lemelson-MIT Prize, the Heinrich Wieland Prize and a MacArthur Foundation Fellowship, among many others.

Michael L. Eskew Director	Michael L. Eskew is retired chairman and chief executive officer of United Parcel Service, Inc., a position he held from January 2002 until December 2007. He was elected to the Eli Lilly and Company board of directors in 2008. A native of Vincennes, Indiana, Michael graduated from Purdue University with a bachelor’s degree in industrial engineering. He also completed the advanced management program at the Wharton School of Business. Michael serves as the chairman of the board of trustees of The Annie E. Casey Foundation, which is the country’s largest foundation dedicated to disadvantaged youth. He also serves on the boards of directors of the 3M Company, IBM Corporation and Allstate Corporation.

J. Erik Fyrwald Director	J. Erik Fyrwald joined Syngenta in June 2016 as president and chief executive officer. He was elected to the Eli Lilly and Company board of directors in 2005. Fyrwald served as chief executive officer of Univar from May 2012 until May 2016. In 2008, following a 27-year career at DuPont, he joined Nalco Company, serving as chairman and chief executive officer until 2011, when Nalco merged with Ecolab Inc. Following the merger, Fyrwald served as president of Ecolab. From 2003 to 2008, Fyrwald served as group vice president of the agriculture and nutrition division at E.I. du Pont de Nemours and Company. From 2000 until 2003, he was vice president and general manager of DuPont’s

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
nutrition and health business. Fyrwald attended the University of Delaware, where he received a bachelor of science degree in chemical engineering in 1981. He also completed the advanced management program at Harvard Business School. Fyrwald serves on the boards of directors of Syngenta, Bunge Limited, CropLife International, the Swiss-American Chamber of Commerce and the UN World Food Program Farm to Market Initiative.

Jamere Jackson Director	Jamere Jackson, executive vice president and chief financial officer of AutoZone, Inc., was elected to the Eli Lilly and Company board of directors in 2016. Prior to joining AutoZone, Jamere was chief financial officer of Hertz Global Holdings Inc. Before joining Hertz, he held the chief financial officer position at Nielsen Holdings plc. Jamere also spent nearly 10 years at General Electric in a variety of financial leadership roles in GE Corporate, GE Aviation, and GE Oil and Gas. Prior to joining GE, he held several roles in finance, mergers and acquisitions, and strategic planning at Procter & Gamble, Yum Brands (Pizza Hut), First Data Corporation and Total System Services. Jamere received his undergraduate degree in finance and business economics from the University of Notre Dame in 1990 and is a certified public accountant. He serves on the board of directors for Hibbett Sports, Inc.

William G. Kaelin, Jr., M.D. Director	William G. Kaelin, Jr., M.D., is professor in the Department of Medicine at the Dana-Farber Cancer Institute and at the Brigham and Women’s Hospital, Harvard Medical School. He was elected to the Eli Lilly and Company board of directors in 2012. William received his degree in medicine from Duke University in 1982 and was a house officer and chief resident in internal medicine at Johns Hopkins Hospital. He was a medical oncology clinical fellow at Dana-Farber and a postdoctoral fellow in the laboratory of David Livingston, M.D., where he began his studies of tumor suppressor proteins. He became an independent investigator at Dana-Farber in 1992 and professor of medicine at Harvard Medical School in 2002. He joined the Howard Hughes Medical Institute in 1998. William is a member of the American Society of Clinical Investigation (ASCI) and the American College of Physicians. He is a Duke University trustee and serves on the Damon-Runyon Cancer Research Foundation board of directors. He recently served on the National Cancer Institute board of scientific advisors, the American Association for Cancer Research (AACR) board of trustees and the Institute of Medicine National Cancer Policy board. In 2019, William won the Nobel Prize in Physiology or Medicine for his work in understanding how cells sense and adapt to changes in oxygen. He is a recipient of the the Albert Lasker Basic Medical Research Award, the Wiley Prize in Biomedical Sciences from the Rockefeller University, the Steven C. Beering Award from the Indiana University School of Medicine, the ASCI’s Stanley J. Korsmeyer Award, the Scientific Grand Prix of the Foundation Lefoulon-Delalande, a Canada Gairdner International Award, the Paul Marks Prize for Cancer Research from the Memorial Sloan Kettering Cancer Center, the Richard and Hinda Rosenthal Prize from the AACR, a Doris Duke Distinguished Clinical Scientist award, the Helis Award from Baylor College of Medicine, and

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
the Massry Prize from the Meira and Shaul G. Massry Foundation. He was elected to the Association of American Physicians in 2014, the National Academy of Sciences in 2010 and the National Academy of Medicine in 2007.

Juan R. Luciano Director	Juan R. Luciano is chairman of the board of directors and chief executive officer of Archer Daniels Midland Company (ADM). He was elected to the Eli Lilly and Company board of directors in 2016. He was elected lead independent director, effective May 2019. Juan joined ADM in 2011 as executive vice president and chief operating officer. He was named president in February 2014. He became chief executive officer in January 2015 and chairman of the board in January 2016. Under Juan’s leadership, ADM has taken significant actions to deliver shareholder value through strategic growth, including investments in port facilities in Europe and South America, feed plants in the U.S. and China, and expanded sweetener production capacity in Eastern Europe. Juan has also led ADM’s continued expansion into the ingredients business. At the same time, Juan has spearheaded operational excellence initiatives that have significantly enhanced the company’s capital, cost and cash positions, and has led efforts to continue building the organization’s internal leadership capacity. Before joining ADM, Juan had a successful 25-year tenure at The Dow Chemical Company, where he last served as executive vice president and president of the Performance division. Juan holds an industrial engineering degree from the Buenos Aires Institute of Technology. He is a trustee of the Boys and Girls Clubs of America and serves as an alternate director on the board of directors for Wilmar International Limited.

David A. Ricks Chairman, CEO and Director	Dave Ricks is chairman and chief executive officer of Eli Lilly and Company. He became CEO in January 2017 and was elected chairman of the company’s board effective June 2017. A Lilly veteran for more than 20 years, Dave served as president of Lilly Bio-Medicines from 2012 to 2016. Previously, he was president of Lilly USA, the company’s largest affiliate, from 2009 to 2012. He served as president and general manager of Lilly China, operating in one of the world’s fastest-growing emerging markets, from 2008 to 2009. And he was general manager of Lilly Canada from 2005 to 2008, after roles as director of pharmaceutical marketing and national sales director in that country. Dave joined Lilly in 1996 as a business development associate and held several management roles in U.S. marketing and sales before moving to Lilly Canada. Dave earned a bachelor of science from Purdue University in 1990 and an MBA from Indiana University in 1996. Dave is on the board of Adobe and is chairman of the board of the Pharmaceutical Research and Manufacturers of America (PhRMA). He also serves on the board of the Central Indiana Corporate Partnership. Dave is a member of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) CEO Steering Committee, The Business Council, Business Roundtable and National Council for Expanding American Innovation (NCEAI). He serves on the Riley Children’s Foundation Board of Governors.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Marschall S. Runge, M.D., Ph.D. Director	Marschall S. Runge, M.D., Ph.D., is executive vice president for Medical Affairs at the University of Michigan, Dean of the Medical School and CEO of Michigan Medicine. Prior to joining the University of Michigan in March 2015, he was executive dean and chair of the Department of Medicine at the UNC School of Medicine, where he was instrumental in guiding the academic and clinical leadership of the School of Medicine and the UNC Health Care System. He was also principal investigator and director of the North Carolina Translational and Clinical Sciences (NC TraCS) Institute at UNC Chapel Hill. He was elected to the Eli Lilly and Company board of directors in 2013. Before joining the UNC faculty in 2000, Marschall held the John Sealy Distinguished Chair in Internal Medicine and was director of the Division of Cardiology and the Sealy Center for Molecular Cardiology at the University of Texas Medical Branch at Galveston. Marschall earned his doctorate in molecular biology at Vanderbilt University and his medical degree from Johns Hopkins School of Medicine, where he also completed a residency in internal medicine. He was a cardiology fellow and faculty member at Harvard Medical School’s Massachusetts General Hospital before joining Emory University as an associate professor of medicine in 1989. Marschall has been a physician-scientist for his entire career, combining basic and translational research and education with the care of patients with cardiovascular diseases. He is the author of over 200 publications in the field and holds five patents for novel approaches to health care.

Kathi P. Seifert Director	Kathi P. Seifert, retired executive vice president for Kimberly-Clark Corporation, was elected to the Eli Lilly and Company board of directors in 1995. A native of Appleton, Wisconsin, she received a bachelor of science degree from Valparaiso University. Prior to joining Kimberly-Clark in 1978, Kathi held management positions at Procter & Gamble, Beatrice Foods and Fort Howard Paper Company. She joined Kimberly-Clark as a product manager and held several marketing and leadership positions before being elected executive vice president in November 1999. She retired in June 2004. Kathi is chairman of Katapult LLC and is a member of the boards of directors of Investors Community Bank; Fox Cities Chamber of Commerce; Fox Cities Building for the Arts; Greater Fox Cities Habitat for Humanity; the Community Foundation for the Fox Valley Region, Inc.; Bubolz Nature Preserve; Fox Valley Humane Association; and Riverview Gardens.

Jackson Tai Director	Jackson Tai, former vice chairman and chief executive officer, DBS Group Holdings Ltd and DBS Bank Ltd, was elected to the Eli Lilly and Company board of directors in 2013. Jackson received a bachelor of science degree from Rensselaer Polytechnic Institute in 1972 and a master of business administration degree from Harvard University in 1974. In 1999, Jackson joined DBS Group and DBS Bank (formerly the Development Bank of Singapore), one of the largest financial services groups in Asia, as chief financial officer. He served DBS as president and chief operating officer from 2001 to 2002, and as vice chairman and chief executive officer from 2002 to 2007. From 1974 to 1999, Jackson was an investment banker with J.P. Morgan & Co. While at J.P. Morgan, Jackson established the firm’s Japan capital markets business, based in Tokyo; founded the firm’s global

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
real estate investment banking business, based in New York; served as the firm’s senior officer for Asia Pacific, based in Tokyo; and served as the firm’s senior officer for the Western United States, based in San Francisco. Jackson serves as a non-executive director of Mastercard Incorporated and of HSBC Holdings PLC, where he is chairman of the risk committee. In the nonprofit sector, Jackson is a director of the Metropolitan Opera, a trustee of Rensselaer Polytechnic Institute, and a member of the Harvard Business School Asia-Pacific advisory board.

Karen Walker Director	Karen Walker, senior vice president and chief marketing officer, Intel Corporation, was elected to the Eli Lilly and Company board of directors in 2018. Based in San Jose, Karen is responsible for the company’s brand, marketing and growth strategies globally. Her 20-plus years in the IT industry have included senior field and marketing leadership roles in Europe, North America and the Asia-Pacific region. Prior to joining Intel, she held multiple business and consumer leadership positions at Cisco and Hewlett-Packard. Karen is a board member and CMO Growth Council member of the Association of National Advertisers (ANA). She also serves on the advisory council for the Salvation Army of Silicon Valley. She was recognized two years in a row by Forbes as one of the Top 15 Most Influential CMOs in the World (2017 and 2019). Karen also sponsored multiple initiatives to accelerate female leadership and is a strong supporter of the #SeeHer movement, which was started by the ANA with the goal of accurately portraying women and girls in the media by 2020. Karen holds a bachelor of science degree with joint honors in chemistry and business studies from Loughborough University in England, and was awarded an honorary doctorate of business administration from the University of Sunderland in 2018.

Melissa Stapleton Barnes Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer	Melissa Stapleton Barnes is senior vice president, enterprise risk management, and chief ethics and compliance officer for Eli Lilly and Company. She leads Lilly’s global ethics and compliance function. Melissa joined Lilly in 1994 and took her current role in 2013. She has held a variety of business and legal roles including general counsel for Lilly Diabetes and Lilly Oncology. Prior to her current role, she was deputy general counsel, responsible for overseeing all global litigation and investigations as well as managing the corporate secretary’s office and specialty legal functions. She earned a Bachelor of Science degree with highest distinction from Purdue University and a law degree from Harvard Law School. In 2016, Purdue University honored Melissa with the College of Liberal Arts Distinguished Alumni Award, and she currently serves on the Purdue Liberal Arts Dean’s Advisory Council. The Ethisphere Institute recognized Melissa as an Attorney Who Matters in 2015 and 2016. The Healthcare Businesswomen’s Association named her a Rising Star in 2012, and the Indianapolis Business Journal honored her as a Woman of Influence in 2017. In 2018, the Ethics and Compliance Initiative gave Melissa the Carol R. Marshall Award for innovation in corporate ethics. She serves on the board of directors for Algonquin Power and Utilities Corporation, headquartered in Toronto, and is the immediate past chair of the Ethics and Business Integrity

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Committee of the International Federation of Pharmaceutical Manufacturers & Associations. Locally, Melissa volunteers as chair of the board of The Center for the Performing Arts and serves as a board member for the Great American Songbook Foundation. Nationally, she is a member of the Ethics Research Council’s board of directors, the Corporate Ethics Leadership Council and the Healthcare Businesswomen’s Association. Melissa is a fellow with the Ethics and Compliance Initiative.

Stephen F. Fry Senior Vice President, Human Resources and Diversity	Steve Fry is senior vice president, human resources and diversity, for Eli Lilly and Company. Since joining Lilly in 1987 as a scientific systems analyst in Lilly Research Laboratories, Steve has held a range of roles in information technology and human resources. Following a series of managerial assignments, Steve served as human resources director for Lilly’s U.K. affiliate and then as executive director of human resources for the U.S. affiliate. In 2004 he was named managing director of the Australian affiliate, returning to the U.S. in 2007 to provide HR leadership for the global sales and marketing organization before accepting the role of vice president supporting the Lilly Bio-Medicines and Emerging Markets business units. He assumed his current role in 2011. Steve earned his bachelor’s degree in information systems from the University of Indianapolis. Steve serves on the board of trustees at the University of Indianapolis and the governance board for Make-A-Wish in Ohio, Kentucky, and Indiana.

Anat Hakim Senior Vice President, General Counsel and Secretary Citizenship: United States and Israel	Anat Hakim is senior vice president, general counsel and secretary of Eli Lilly and Company. Prior to joining Lilly, Anat served as executive vice president, general counsel and secretary for WellCare Health Plans, Inc. (WCG). Before joining WellCare, Anat served as global divisional vice president, associate general counsel for litigation, for Abbott Laboratories. In an earlier role at Abbott, Anat served as divisional vice president, associate general counsel for intellectual property litigation. She has deep and broad experience in global matters, including the Foreign Corrupt Practices Act; bet-the-company commercial, patent and trademark litigation; mergers and acquisitions; significant internal and government investigations; whistleblower lawsuits; and securities litigation. Before going in-house, Anat spent 17 years at two global law firms — Foley & Lardner, LLP, where she was an equity partner in the patent litigation group, and Latham & Watkins, as an associate in the securities and financial fraud litigation group. Anat received her bachelor of arts degree in 1990 from the University of Wisconsin. She received her law degree from Harvard Law School in 1993. In 2019, Anat was honored by the American Lawyer, receiving the prestigious General Counsel of the Year Award. Earlier that year, Anat was also named to The Legal 500 GC Powerlist, which recognizes the nation’s most influential and innovative general counsel. She and her team at WellCare were also honored by the Daily Business Review, Florida’s leading legal publication, as the 2019 Florida Legal Department of the Year. From 2017 to 2019, Anat served on the Florida Federal Judicial Nominating Commission, Southern District, for the 115th Congress, to which she was appointed by U.S. senators Marco Rubio and Bill Nelson. The commission is responsible for selecting,

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
interviewing and recommending federal district court judge applicants to Florida’s two senators and the president.

Patrik Jonsson Senior Vice President; President, Lilly USA; and Chief Customer Officer	Patrik Jonsson is senior vice president of Eli Lilly and Company, president of Lilly USA and chief customer officer. Previously, Patrik was president of Lilly Bio-Medicines, also a senior vice president role. Since joining Lilly in 1991 as a sales representative, Patrik has held a number of positions in sales, marketing and general management. He served as European marketing director for Zyprexa and the neuroscience customer group, as managing director of Sweden and later of Scandinavia (Sweden, Norway and Denmark), and as president and general manager of Eli Lilly Italia. In 2012, when Lilly announced a new structure for the company’s European business, Patrik assumed additional responsibilities for the countries in central and southeastern Europe. In 2014, he became president and general manager of Lilly Japan. Patrik is a business graduate from Lund University, School of Economics and Management, in Sweden. He is the past chair of the Japan-based executive committee of PhRMA, and served on the board of the American Chamber of Commerce in Japan.

Mike Mason Senior Vice President and President, Lilly Diabetes	Mike Mason is senior vice president of Eli Lilly and Company and president of Lilly Diabetes. He is responsible for the global development and commercialization of Lilly’s diabetes franchise. Mike joined Lilly in 1989. During his 30-year career with the company, he has held various roles in research and development (R&D), engineering, manufacturing, supply chain, strategy, business development, market research and corporate leadership. His extensive experience covers a variety of therapeutic areas such as neuroscience, osteoporosis, oncology, urology and endocrinology. Mike currently serves on the board of directors for United Schools of Indianapolis. He is a previous chair of St. Vincent Indianapolis Hospital’s board of directors, and also previously served on the board of directors of Canada’s Research-Based Pharmaceutical Companies.

Johna L. Norton Senior Vice President, Global Quality	Johna Norton is senior vice president of global quality for Eli Lilly and Company. Johna joined Lilly in 1990 as an analytical chemist. She went on to hold positions with increasing responsibility in quality assurance and quality control, supporting manufacturing and process development at both Lilly facilities and with Lilly’s external manufacturing partners. Throughout her career, she has worked at multiple Lilly manufacturing sites, including sites in Indiana, Ireland and Puerto Rico. Prior to her current role, Johna was vice president, Quality, for Lilly’s Active Pharmaceutical Ingredient (API) manufacturing network, Puerto Rico manufacturing, and Product Research and Development. She holds a bachelor’s degree in chemistry from Gannon University and a master’s degree in analytical chemistry from Miami University. In 2017, FiercePharma named Johna one of the Top Women in Life Sciences. She serves on the board of directors for United Way of Central Indiana.

Myles O’Neill Senior Vice President and	Myles O’Neill is senior vice president and president of manufacturing operations for Eli Lilly and Company. He served as senior vice president of global parenteral drug product, delivery devices and regional

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
President, Manufacturing Operations	manufacturing from 2012 until 2017. In this role, Myles was responsible for global parenteral manufacturing, emerging markets manufacturing, drug-product contract manufacturing, packaging and distribution operations. He provided oversight for manufacturing sites in 12 countries throughout North America, South America, Europe and Asia; these sites manufacture our final parenteral products that reaches patients. Myles has worked extensively in the pharmaceutical industry, including roles at Pfizer and other major companies. His Lilly career began in 2002, when he became director of bulk pharmaceutical operations. In 2005, Myles became vice president of Indianapolis parenteral operations. He holds a bachelor’s degree in chemistry from University College Cork in Cork, Ireland, and a master’s degree in business administration through DCU, Dublin. Myles is known for his strong leadership and expertise in Good Manufacturing Practices and FDA-approved pharmaceutical manufacturing environments.

Leigh Ann Pusey Senior Vice President, Corporate Affairs and Communications	Leigh Ann Pusey is senior vice president of corporate affairs and communications for Eli Lilly and Company. Leigh Ann joined Lilly in June 2017. Prior to joining Lilly, Leigh Ann was president and chief executive officer of the American Insurance Association (AIA) from 2009 to June 2017. Prior to that, she served in several AIA leadership positions, including chief operating officer and senior vice president for government affairs. From 1997 to 2000, she served as that company’s senior vice president of public affairs. From 1995 to 1997, Leigh Ann served as director of communications for the Office of the Speaker of the U.S. House of Representatives, and from 1993 to 1994, she was the deputy director of communications for the Republican National Committee. From 1990 to 1992, she served as special assistant and then deputy assistant to the president for the White House Office of Public Liaison. Leigh Ann earned a bachelor’s degree in public administration from Samford University in 1984. Leigh Ann served on the board of the Insurance Institute for Highway Safety, was on the board of The George Washington Graduate School of Political Management and was a member of the U.S. Chamber of Commerce’s Committee of 100.

Aarti Shah, Ph.D. Senior Vice President and Chief Information and Digital Officer	Aarti Shah is senior vice president and chief information and digital officer of Eli Lilly and Company. She has responsibilities for global information technology, information security, advanced analytics and data sciences, and digital health. A Lilly veteran for over 25 years, Aarti has served in several functional and business leadership roles. She joined Lilly in 1994 as a senior statistician and was promoted to research scientist in 1999. She became vice president for biometrics in 2009 and led three global functions: global statistical sciences, data sciences and solutions, and global scientific communications. In 2013, she was named global brand development leader in Lilly’s Bio-Medicines business unit. She was promoted to senior vice president and became chief information officer in 2016. Aarti received her bachelor’s and master’s degrees in statistics and mathematics in India before completing her Ph.D. in applied statistics from the University of California, Riverside. Aarti serves on the board of Northwestern Mutual. She also serves on several nonprofit boards, including the Indiana India Business Council, the

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Center of Interfaith Cooperation, and Shrimad Rajchandra Love & Care USA. She served on the Indianapolis Public Library Foundation board for 9 years. In 2016, she was honored as a Woman of Influence by the Indianapolis Business Journal and was also named one of the Fierce Women in Biopharma by FiercePharma. In 2019, she was named one of the top four finalists for the 12th annual MIT Sloan CIO Leadership Award. She was named 2019 CTO of the Year (top honoree) by IBJ and TechPoint.

Daniel M. Skovronsky, M.D., Ph.D. Senior Vice President and Chief Scientific Officer	Dan Skovronsky is the chief scientific officer of Eli Lilly and Company. He serves as senior vice president of science and technology and president of Lilly Research Laboratories. He also has responsibility for global business development. Dan joined Lilly in 2010 when the company acquired Avid Radiopharmaceuticals Inc., where he had been CEO since founding the company in 2004. At Lilly, Dan has held various roles, including vice president, tailored therapeutics; vice president, diabetes research; and most recently, senior vice president, clinical and product development. Dan completed his residency training in pathology and fellowship training in neuropathology at the Hospital of the University of Pennsylvania. He received his M.D. from the Perelman School of Medicine, University of Pennsylvania, in 2001 and his Ph.D. in Neuroscience from University of Pennsylvania in 2000. Dan earned a Bachelor of Science in molecular biophysics and biochemistry from Yale University in 1994.

Joshua L. Smiley Senior Vice President and Chief Financial Officer	Josh Smiley is senior vice president and chief financial officer for Eli Lilly and Company. Since joining Lilly in 1995, Josh has held positions across finance, sales and marketing, and Six Sigma. His experience includes leading U.S. sales and marketing efforts to payers such as managed care organizations, Medicaid, Medicare and public hospitals. In addition, he was a member of Lilly’s corporate Six Sigma initial deployment and leadership team. Josh was named vice president and chief financial officer for Lilly Research Laboratories in April 2007. In June 2011, he was promoted to senior vice president, finance, and expanded his responsibilities to become corporate controller, with responsibility for worldwide financial operations. Most recently, Josh served as senior vice president, finance, and treasurer until he was promoted to CFO in 2018. Josh earned his bachelor’s degree in history from Harvard University in 1993. Prior to joining Lilly, Josh worked in investment banking and consulting. Josh serves on the board of directors for the National Association of Manufacturers.

Anne E. White Senior Vice President and President, Lilly Oncology	Anne White is senior vice president of Eli Lilly and Company and president of Lilly Oncology. Anne has held a range of roles in drug development across multiple therapeutic areas, including oncology, neuroscience and infectious diseases. She has led the development of multiple late-phase opportunities and has led teams in successfully submitting and achieving new drug approvals for several new medicines. Anne has also had roles leading early phase drug development and patient tailoring in oncology. Her current and past responsibilities include global leadership and direction of several significant change transformations

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

resulting in improved speed, efficiency and increased organizational health. Most notably, Anne has led Lilly’s effort to speed drug development, from target identification through successful launch. Anne served most recently as vice president of Portfolio Management, Chorus and Next Generation Research and Development, with previous roles of vice president of Oncology Clinical Development and chief operating officer for oncology. She has over 25 years of experience in the pharmaceutical industry.

Anne also has experience in small-company pharma, having founded and led a startup company in oncology drug development, collaborating with the Moffitt Cancer Center and the National Cancer Institute. Anne earned a bachelor’s degree in engineering from the University of Michigan. Anne was awarded the Lilly Women’s Network Award for her efforts in mentoring and supporting women in the workplace. She was named to the first President’s Council in Lilly Research Laboratories in recognition for her leadership and impact on others.

Ilya Yuffa Senior Vice President and President, Lilly Bio-Medicines	Ilya Yuffa is senior vice president of Eli Lilly and Company and president of Lilly Bio-Medicines. With a tenure of more than 24 years at Lilly, Ilya most recently served as vice president of U.S. Diabetes for Lilly USA from 2018 to 2020. Since joining Lilly in 1996 as a financial analyst, Ilya has held a number of positions in finance, business development, sales and general management. He served as managing director of the Israeli affiliate from 2008 until 2011, senior sales director of osteoporosis from 2011 until 2013, and held senior leadership positions within six sigma and ethics and compliance from 2013 until 2017. In 2017, Ilya was named president and general manager of Lilly’s Italy Hub, leading the commercialization of the entire Lilly portfolio in more than 25 countries. Born in St. Petersburg, Russia, Ilya grew up in Colorado. His career has taken him around the world, and he has lived and worked in the United Kingdom, Czech Republic, Italy and Israel. Ilya earned a bachelor of science degree from Tulane University in 1996, and a master of business administration degree from the London Business School in 2002. He is a former board member of PhRMA industry association in Israel and Farmindustria in Italy, and he led as vice chair of the Italian American Pharmaceutical Group. Ilya currently serves on the Downtown Rebuilding & Recovery Committee for Downtown Indy, Inc.

Alfonso G. Zulueta Senior Vice President and President, Lilly International Citizenship: Philippines	Alfonso “Chito” Zulueta is senior vice president of Eli Lilly and Company and president of Lilly International. In this role, he oversees commercial operations for the company’s human pharmaceutical products in all markets outside of the U.S., except for Canada. Chito joined Lilly in 1988 and has held key senior business positions in the United States, Japan and the emerging markets. After various sales and marketing roles, he served as president of global oncology and critical care products; vice president of global marketing; vice president for the U.S. diabetes/family health/neuroscience business; president of Asian Operations; president of Lilly Japan; and president of Emerging Markets business. He was named president of Lilly International in January 2017.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
He received a bachelor’s degree in economics from DeSalle University in the Philippines in 1983 and a master’s degree in business administration from the University of Virginia in 1987. In 2018, Chito received the Hyogo, Japan, Prefectural Award for contributions to the development of the Hyogo Prefecture during his tenure as president of Lilly Japan. Outside Lilly, Chito is a member of the Board of Directors for CTS, the leading designer and manufacturer of sensors, actuators and electronic components for a variety of markets. He also serves as chairman of the International Board Sponsored Committee for the European Federation of Pharmaceutical Industries and Associations (EFPIA).

The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by express mail, courier or any other expedited service:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare c/o Voluntary Corporate Actions Suite V 150 Royall Street Canton, Massachusetts 02021

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